Exhibit 99.1
SAP INTERIM REPORT
January – September 2009

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INTRODUCTORY NOTES
This interim group report meets the requirements of German Accounting Standard No. 16 “Zwischenberichterstattung” (DRS 16). We prepared the financial data in the “Quarterly Financial Report (Condensed and Unaudited)” section for SAP AG and its subsidiaries in accordance with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB) and related interpretations issued by the International Reporting Interpretations Committee (IFRC) endorsed by the European Union (EU) on September 30, 2009. The “Additional Financial Information” section provides financial information in accordance with generally accepted accounting principles in the United States of America (U.S. GAAP), non-GAAP and non-IFRS financial information, and explanations about the significant differences between U.S. GAAP and IFRS and their effect on the SAP Group.
All of the information in this interim report is unaudited. This means the information has been subject neither to any audit nor to any review by an independent auditor.
The U.S. GAAP and non-GAAP financial data in the “Additional Financial Information” section is unchanged from our press release of October 28, 2009.

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INTERIM REVIEW OF SAP GROUP OPERATIONS
(UNAUDITED)
FORWARD-LOOKING STATEMENTS
This report contains forward-looking statements that are based on our beliefs and assumptions made using information currently available to us. Any statements contained in this report that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. We have based these forward-looking statements on our current expectations, assumptions, and projections about future conditions and events. As a result, our forward-looking statements and information are subject to uncertainties and risks. A broad range of uncertainties and risks, many of which are beyond our control, could cause our actual results and performance to differ materially from any projections expressed in or implied by our forward-looking statements. The risks and uncertainties include, but are not limited to: economic conditions in general and trends in our business, particularly the current global economic crisis, the general global economic uncertainty, and any further deterioration of current conditions; claims and lawsuits against us; our ability to use intellectual property; the success of our new SAP Enterprise Support services; and other risks and uncertainties. We describe these risks and uncertainties in the Risk Factors and Risk Management section of our Annual Report 2008. The words “anticipate,” “believe,” “continue,” “counting on,” “is confident,” “estimate,” “expect,” “forecast,” “guidance,” “intend,” “may,” “outlook,” “plan,” “project,” “predict,” “seek to,” “should,” “strategy,” “want,” “will,” “would,” and similar expressions as they relate to us are intended to identify such forward-looking statements. Such forward-looking statements and information include, for example, the quantitative and qualitative disclosures about market risk pursuant to IFRS 7 and related statements in Note 12 in the IFRS Consolidated Interim Financial Statements, our outlook guidance, and other forward-looking information appearing in other parts of this interim report. The factors that could affect our future financial results are discussed more fully in our filings with the U.S. Securities and Exchange Commission (SEC), including among others our Annual Report on Form 20-F for fiscal year 2008. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this review. We undertake no obligation to publicly update or revise any forward-looking statements as a result of new information, future events, or otherwise.
NON-IFRS-BASED FINANCIAL INFORMATION
We show and explain the reconciliation from IFRS measures to U.S. GAAP measures and to non-GAAP and non-IFRS measures in the “Additional Financial Information” section.
MARKET DEVELOPMENT IN THE FIRST NINE MONTHS 2009
GLOBAL ECONOMY
2009 has witnessed the deepest recession since World War II. However, the International Monetary Fund (IMF), the European Central Bank (ECB), and the Organisation for Economic Co-operation and Development (OECD) have all observed that the global economy is gradually recovering again. The emerging and developing economies were showing the advanced countries the way forward in the third quarter, according to the IMF and the ECB. The IMF sees massive government support efforts in the advanced and emerging economies as the chief source of resurgence.
Both the IMF and the ECB believe that the Europe, Middle East, and Africa (EMEA) regional economy contracted more slowly in the third quarter than in the first half of the year. According to the ECB, the euro area is benefiting from increased exports, the effects of government economic stimulus packages, and the recuperating financial system. Especially Germany, with its export-driven economy having been seriously affected by the global economic crisis, is now profiting from the nascent recovery, according to the IMF.
The ECB believes parts of the Central and Eastern Europe region turned the corner from economic decline to growth in the course of the third quarter. The IMF notes that rising oil prices are helping the economy of the Middle East region. On the other hand, recovery in Africa has so far been sluggish.
In the Americas region, there are signs of recovery that the recession is also coming to an end: Ever more signs of economic recovery are apparent in the United States, encouraged, in the view of the IMF, by government support programs. The ECB’s projection has the U.S. economy still contracting slightly in the third quarter, but becoming more stable overall, and thus outperforming the forecast made in the previous quarter. The economies of the Latin America and Caribbean regions are also benefiting from the improved global prospects, and are slowly recovering from the recession, the IMF and the ECB report.
In the export-oriented countries in the Asia Pacific Japan (APJ) region, the effect of the economic crisis was particularly severe, but in the third quarter demand was growing at home and exports were also rising, according to the IMF. The IMF and the ECB report that even Japan, which had been severely affected, saw the beginnings of modest growth. In the emerging economies of Asia, on the other hand, the ECB observes that while home demand was developing apace as a result of government programs, foreign trade was growing only slowly — and consequently so were the economies as a whole.

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THE IT MARKET
U.S. IT market analyst International Data Corporation (IDC) reports that the global IT market bottomed in the third quarter of 2009. It observes that all segments of the market contracted in all regions from the second-quarter levels. However, IDC made less pronounced downward adjustments to its forecasts for the full year than it did in the previous two quarters.
IDC observes that this applied to the applications software segment and across the wider software sector as a whole. IDC is more pessimistic about expectations for 2009 in the IT services segment, where it says the recession has only just begun to bite.
IDC believes the IT market in the EMEA region contracted still further in the third quarter as a result of the economic situation. It expects spending on IT services in particular to have declined in Germany because fewer and smaller new contracts were concluded. Prices also came under greater pressure on the German market than previously.
IDC reports that the first signs of stabilization were in evidence on the Americas region market in the third quarter. However, the deep recession continued to act as a brake on investment plans in the region. Consequently, IDC expects IT spending to decline in the Americas as elsewhere — most notably, however, in the hardware and services segments. It believes the U.S. market was recovering, albeit slowly, but that progress was still being hampered by the strength of the dollar.
According to the IDC, there were two distinct trends in the APJ region in the third quarter: There was continued pressure on IT spending in mature economies, especially in Japan. However, the emerging and developing economies were showing early indications of recovery — most markedly in India and China, where government support measures proved successful.
CONTRIBUTION OF THE THIRD QUARTER AND THE FIRST NINE MONTHS 2009 TO THE OPERATIONAL TARGETS
(NON-GAAP)

Key Figures — SAP Group Third Quarter 2009 (Non-GAAP)

	Q3	Q3
In € millions , unless otherwise stated	2009	2008	Change	Change in %
Non-GAAP software and software-related service revenue (constant currency)	1,940	2,035	-95	-5
Non-GAAP total revenue (constant currency)	2,510	2,802	-292	-10
Non-GAAP operating income (constant currency)	682	731	-49	-7
Non-GAAP operating margin in % (constant currency)	27.2	26.1	1.1 pp	4
Non-GAAP EPS attributable to shareholders of SAP AG — basic in €	0.41	0.40	0.01	2

Key Figures — SAP Group First Nine Months 2009 (Non-GAAP)

	1/1/-	1/1/-
€ millions , unless otherwise stated	9/30/2009	9/30/2008	Change	Change in %
Non-GAAP software and software-related service revenue (constant currency)	5,561	5,931	-370	-6
Non-GAAP total revenue (constant currency)	7,379	8,219	-840	-10
Non-GAAP operating income (constant currency)	1,788	1,931	-143	-7
Non-GAAP operating margin in % (constant currency)	24.2	23.5	0.7 pp	3
Non-GAAP EPS attributable to shareholders of SAP AG — basic in €	1.03	1.10	-0.07	-6

Operational Target for 2009 (Non-GAAP)
We expressed our operating targets for 2009 in non-GAAP terms derived from U.S. GAAP measures. For this reason, the following review for the first quarter and the first nine months 2009 discusses the achievement of our non-GAAP financial measures. For a reconciliation and explanation of our IFRS, U.S. GAAP and non-GAAP financial measures see the “Additional Financial Information” section.
In April 2009, we reaffirmed our outlook of the beginning of 2009, targeting our 2009 non-GAAP operating margin, which excludes a nonrecurring deferred support revenue write-down from the acquisition of Business Objects and acquisition-related charges, to be in the range of 24.5% to 25.5% at constant currencies. That included nonrecurring restructuring costs of between €200 million and €300 million that we expected to incur as we reduce our workforce and that we expect will negatively impact our non-GAAP operating margin by approximately 2 to 3 percentage points.
Due to the development of results in the first half of 2009 we changed our outlook in July 2009 and particularly increased our expectations of our non-GAAP operating margin, which excludes a nonrecurring deferred support revenue write-down from the acquisition of Business Objects and acquisition-related charges,

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to a range of 25.5% to 27.0% at constant currencies. That included nonrecurring restructuring costs of €200 million that we expected to incur as we reduce our workforce and that we expect will negatively impact our non-GAAP operating margin by approximately 2 percentage points.
The operating margin (non-GAAP) increased in the third quarter of 2009 compared to the prior year’s third quarter by 0.8 percentage points to 26.9% (Q3 2008: 26.1%). The operating margin (non-GAAP) increased at constant currencies by 1.1 percentage points to 27.2%. The operating margin (non-GAAP) increased in the first nine months of 2009 compared to the prior year’s first nine months by 0.5 percentage points to 24.0% (2008: 23.5%). This includes nonrecurring restructuring expenses in connection with the reduction of our workforce of €186 million (non-GAAP), which negatively impacted the operating margin (non-GAAP) by 2.5 percentage points. The operating margin (non-GAAP) increased at constant currencies by 0.7 percentage points to 24.2%.
At the beginning of 2009 our non-GAAP operating margin outlook was based on the assumption that our 2009 non-GAAP software and software-related service revenue, which excludes a nonrecurring deferred support revenue write-down from the acquisition of Business Objects, will decline not more than 1% at constant currencies (2008: €8,623 million).
In July 2009 we changed our assumption to the effect that our 2009 non-GAAP software and software-related service revenue, which excludes a nonrecurring deferred support revenue write-down from the acquisition of Business Objects, will decline between 4% and 6% at constant currencies (2008: €8,623 million).
In the third quarter of 2009, our software and software-related service revenue declined by 5% to €1,937 million compared to the third quarter of 2008 (Q3 2008: €2,035 million). Excluding currency effects our software and software-related service revenue decreased by 5% to €1,940 million. In the first nine months of 2009, our software and software-related service revenue, which excludes a nonrecurring deferred support revenue write-down of €11 million from the acquisition of Business Objects, declined by 5% to €5,643 million compared to the first nine months of 2008 (2008: €5,931 million). Excluding currency effects our software and software-related service revenue decreased by 6% to €5,561 million.
Based on these results and on our current expectations for the remaining year 2009 we confirmed in October 2009 our outlook regarding the operating margin but decreased our revenues assumption. For details regarding the changed outlook, see the section “Future Development of SAP”.

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BUSINESS IN THE THIRD QUARTER 2009 (IFRS)
Key Figures — SAP Group Third Quarter 2009 (IFRS)

	Q3	Q3
In € millions, unless otherwise stated	2009	2008	Change	Change in %
Software revenue	525	764	-239	-31
Support revenue	1,333	1,169	164	14
Software and software-related service revenue	1,937	1,996	-59	-3
Total revenue	2,508	2,763	-255	-9
Operating profit	619	590	29	5
Operating margin in %	24.7	21.4	3.3pp	15
Profit before income taxes	562	572	-10	-2
Profit after income taxes	447	385	62	16
Employees, full-time equivalents (September 30)	47,810	51,970	-4,160	-8
Days of sales outstanding (September 30)	78	71	7	10
EPS attributable to shareholders of SAP AG — basic in €	0.38	0.32	0.06	19
In the sections that follow, our revenues, expenses, income, and financial position are discussed in detail only in terms of IFRS measures, so the numbers are not explicitly identified as IFRS measures.
RESULTS (IFRS)
Revenue (IFRS)
Our software and software-related service revenues were in the third quarter of 2009 €1,937 million (Q3 2008: €1,996 million), a decrease of 3%. Total revenues were €2,508 million (Q3 2008: €2,763 million), a decrease of 9%.
Software revenues were €525 million (Q3 2008: €764 million), a decrease of 31%.The decrease is the result of the difficult operating environment worldwide due to the continued global economic downturn.
In the third quarter of 2009, we concluded major contracts in several key regions including Dagrofa/SuperGros, Prada S.p.A., SeverStal OAO, Surgutneftegaz OAO, Swiss Life AG, and Telefonica, S.A. in the EMEA region; Banco Industrial S.A., ConocoPhillips, Dolby Laboratories, Fairfax County, Research In Motion Limited, and Valero Services Inc. in the Americas region; and APL Co. Pte. Ltd, Department of Foreign Affairs and Trade, Australia, HDFC Standard Life Insurance Co Ltd, Philippine Long Distance Telephone, Samchully Co., Ltd., and Taiwan Power Company in the Asia Pacific Japan region.
Operating Results (IFRS)
Our operating income was in the third quarter of 2009 €619 million (Q3 2008: €590 million), an increase of 5%. This operating income was negatively impacted by restructuring expenses of €10 million resulting from the previously announced reduction of positions, which are expected to be €200 million for 2009. The third quarter 2009 operating income was also affected by non-recurring items, particularly litigation expenses and profit resulting from reversals of provisions recorded in the accounting for the acquisition of Business Objects. The net effect of these non-recurring items was an increase in operating income of €2 million.
Our operating margin was 24.7% (Q3 2008: 21.4%), an increase of 3.3 percentage points. The €10 million in restructuring expenses negatively impacted the operating margin by 0.4 percentage points.
The profit after income taxes was €447 million (Q3 2008: €385 million), an increase of 16%. The profit after income taxes was slightly impacted by restructuring expenses.
The basic earnings per share attributable to shareholders of SAP AG were €0.38 (Q3 2008: €0.32), an increase of 19%. The basic earnings per share attributable to shareholders of SAP AG were also slightly impacted by restructuring expenses.
The effective tax rate in the third quarter of 2009 was 20.5% (Q3 2008: 32.7%). The decrease mainly results from non-recurring acquisition-related items which positively impacted the Q3 2009 tax rate by approximately 11.5 percentage points.

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BUSINESS IN THE FIRST NINE MONTHS 2009 (IFRS)
Key figures — SAP Group First Nine Months 2009 (IFRS)

	1/1/-	1/1/-
€ millions, unless otherwise stated	9/30/2009	9/30/2008	Change	Change in %
Software revenue	1,487	2,284	-797	-35
Support revenue	3,922	3,332	590	18
Software and software-related service revenue	5,632	5,800	-168	-3
Total revenue	7,482	8,087	-605	-7
Operating profit	1,567	1,498	69	5
Operating margin in %	20.9	18.5	2.4pp	13
Profit before income taxes	1,445	1,483	-38	-3
Profit after income taxes	1,069	1,015	54	5
EPS attributable to shareholders of SAP AG — basic in €	0.90	0.85	0.05	6
RESULTS (IFRS)
Revenue (IFRS)
Our software and software-related service revenues were in the first nine months of 2009 €5,632 million (2008: €5,800 million), a decrease of 3%. Total revenues were €7,482 million (2008: €8,087 million), a decrease of 7%.
Software revenues were €1,487 million (2008: €2,284 million), a decrease of 35%.
Operating Results (IFRS)
Our operating income was in the first nine months of 2009 €1,567 million (2008: €1,498 million), an increase of 5%. The operating income was negatively impacted by restructuring expenses of €193 million resulting from the previously announced reduction of positions, which are expected to be €200 million for 2009.
Our operating margin was 20.9% (2008: 18.5%), an increase of 2.4 percentage points. The €193 million in restructuring expenses negatively impacted the operating margin by 2.6 percentage points.
The profit after income taxes was €1,069 million (2008: €1,015 million), an increase of 5%. The profit after income taxes was also negatively impacted by restructuring expenses.
The basic earnings per share attributable to shareholders of SAP AG were €0.90 (2008: €0.85), an increase of 6%. The restructuring expenses negatively impacted the basic earnings per share from continuing operations by €0.11.
The effective tax rate in the first nine months of 2009 was 26.0% (2008: 31.6%). The decrease mainly results from non-recurring acquisition-related items which positively impacted the tax rate for the first nine months of 2009 by approximately 4.5 percentage points.
FINANCIAL POSITION (IFRS)
Operating cash flow for the first nine months of 2009 was €2,362 million (2009: €1,949 million).
On September 30, 2009, our group liquidity, comprising cash and cash equivalents in the amount of €2,414 million (December 31, 2008: 1,277 million), restricted cash in the amount of €1 million (December 31, 2008: €3 million) and short-term investments in the amount of €625 million (December 31, 2008: €382 million), totaled €3,040 million (December 31, 2008: €1,662 million). This increase in comparison to December 31, 2008, was primarily due to a positive operating cash flow. At September 30, 2009, net liquidity, defined as total group liquidity less bank liabilities, was €925 million.
Total assets stood at €14,015 million on September 30, 2009, an increase of 1% from €13,900 million on December 31, 2008. The increase of total assets resulted among other things from the placement of a “Schuldschein” (private placement transaction) in the amount of approximately €700 million on the euro denominated capital markets in first half of 2009 increasing our group liquidity and liabilities. On the contrary, accounts receivable decreased due to lower revenues and financial liabilities decreased due to the repayment of the loan agreed upon to finance the Business Objects acquisition.
In September 2009 we entered into a €1.5 billion three year revolving credit facility refinancing the €1.0 billion syndicated revolving credit facility agreement, which would have expired in November 2009. The facility, which was launched at €1.0 billion, was oversubscribed leading to the expansion to €1.5 billion. This syndicated facility is available for general corporate purposes in addition to the bilateral facilities that we have in place. We have no plans to draw on the new facility at present.

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RESEARCH AND DEVELOPMENT, PRODUCTS (IFRS)
Research and development (R&D) expenses decreased by 8% to €1,120 million in the first nine months of 2009 compared to €1,221 million of the first nine months of 2008. This decrease is mainly due to lower expenses for externally procured development services, lower travel expenses and headcount reduction. Underscoring our commitment to development, the amount we spent on R&D as a percentage of total revenue in the first nine months of 2009 was unchanged 15% (first nine months 2008: 15%). The high R&D quotient reflects our engagement in development. The number of full-time equivalent (FTE) employees working in development teams declined slightly as of September 30, 2009 compared to September, 30 2008 by 4% to 14,888 (September 30, 2008: 15,458; December 31, 2008: 15,547).
Our research, development, and product efforts were rewarded with the following achievements:
In February, SAP and Landis+Gyr, one of the world’s premier metering solutions providers, announced the signing of a software development cooperation agreement for the integration of Landis+Gyr’s advanced metering infrastructure with the SAP for Utilities solution portfolio using enterprise services. The integration will enable certain end-to-end business processes — from the meter to the business applications — and deliver a new level of transparency and availability of energy data that can enable higher process and energy efficiency for energy utilities.
In mid-February we announced the availability of SAP Business Objects XBRL Publishing application by UBmatrix, a new eXtensible Business Reporting Language (XBRL) application that enables customers to communicate financial and business information, which is required by authorities such as the SEC in the United States and HM Revenue & Customs in the United Kingdom.
In March, we announced that we will integrate pre-configured SAP Business Objects solutions into SAP Business All-in-One solutions. As part of these enhancements, business intelligence functionality from the SAP Business Objects portfolio is intended to be included in SAP Business All-in-One, providing customers with instant access to trusted and timely data.
Also in March, we announced we will collaborate with Intel to optimize SAP Business One applications on Intel Xeon Processor-based systems to enable small businesses to lower cost by achieving faster time to value of their IT investments. SAP and Intel intend to encourage original equipment manufacturers (OEM) and solution providers to create industry-specific bundles to leverage the results of this collaboration.
SAP and Sybase, an industry leader in delivering enterprise and mobile software, in March announced a partnership centered around co-innovation that will change how users access critical business information anytime, anywhere. The two companies are co-innovating and collaborating to deliver the new SAP Business Suite software for the first time to iPhone, Windows Mobile, BlackBerry, and other devices by integrating it with Sybase’s industry-leading mobile enterprise application platform.
In mid-March, we announced a new version of the SAP Business Objects Global Trade Services application, part of the SAP Business Objects governance, risk, and compliance (GRC) family of solutions. Combined with the SAP Business Objects Risk Management application, also an SAP Business Objects GRC solution, the new application automates regulatory compliance across numerous trade processes such as logistics and order fulfilment, helping customers to identify and mitigate supply chain risk easily, quickly, and effectively.
At the end of April, SAP and the SAP User Group Executive Network (SUGEN) announced an agreement on a defined list of key performance indicators that will be used to measure the success of SAP Enterprise Support services. Also announced was the rollout of a joint benchmarking program that will use key performance indicators to define and measure how SAP customers derive value from SAP Enterprise Support. We agreed to postpone the subsequent price increase schedule for SAP Enterprise Support until the targeted improvements measured by a specific SUGEN KPI Index are met.
In May, we announced SAP Business Objects Explorer, which we believe is a ground breaking new software that brings together search and navigation capabilities from the SAP Business Objects portfolio with SAP NetWeaver Business Warehouse Accelerator software, enabling customers to navigate mountains of business data at the speed of thought and giving them a clear view across their organizations.
In May, we announced the general availability to customers worldwide of SAP Business Suite 7. Our next-generation software suite aims to help businesses to optimize their performance and reduce IT cost. SAP Business Suite is designed to ease upgrades and help customers reduce IT costs with enhancement packages, gain stronger insights with select analytics capabilities from the SAP Business Objects portfolio, and achieve end-to-end process excellence through the modular deployment of industry best practices and service-oriented architecture (SOA).
In mid June, we announced the first details of our on-demand strategy for large enterprises. Dedicated to our installed customer base, on-demand software for large enterprises from SAP is planned to consist of function-specific software applications, available by subscription, which plug directly into a customer’s on-site SAP Business Suite software.
In mid July, we announced enhancements to SAP Business Objects Data Services and SAP Business Objects Data Federator software, part of SAP Business Objects information management (IM) solutions. These solutions support both SAP and non-SAP IT environments, and now have expanded support for SAP customers with integration with the SAP NetWeaver Business Warehouse.
At the end of July, we announced the availability of feature pack 2.0 for SAP Business By Design, specifically designed for midsize companies. The new feature pack significantly expands functionality and provides more value to customers by offering business support for 35 end-to-end process scenarios through an on-demand solution. By now more than 100 charter clients work with SAP Business By Design in important markets like

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Germany, the United Kingdom, France, the United States, China and India.
At the end of September, we announced that we are working with Microsoft and Accenture to develop a global carbon reporting, benchmarking, and analytics system for the Carbon Disclosure Project (CDP), the world’s largest carbon reporting initiative.
EMPLOYEES
At the end of January 2009, we announced our intention to reduce our workforce from 51,544 to 48,500 positions worldwide by the end of 2009 to enable SAP to adapt its size to today’s market conditions and the effects of the global recession. Accordingly, in the first nine months of 2009, SAP reduced the workforce by 3,734 full-time equivalents. At the end of the third quarter of 2009, our total worldwide headcount was 47,810 (September 30, 2008: 51,970, December 31, 2008: 51,544). Thereof six full-time equivalents derive from our subsidiary Tomorrow Now, whose operations were wound down in the fourth quarter of 2008 (September 30, 2008: 107, December 31, 2008: 8). Of those 47,810 employees, 15,043 were based in Germany (September 30, 2008: 15,455, December 31, 2008: 15,582).
One of SAP’s greatest achievements as a company is that we are continuously recognized as an attractive employer by employees who perceive SAP a great place to work. An employer of choice drives a values-driven culture that is respected and admired throughout the industry. Employees play a major role in defining an employer of choice as it reflects their identification with the respective company and their desire to consciously support the goals and strategies that will make their chosen company successful. These are examples of recent awards and recognition we gained in the first nine months of 2009:
▪	SAP AG has been named one of the Best Companies to Work for in Germany, ranking second in the category Big Enterprise with More Than 5,000 Employees in the 2009 list compiled by the Great Place to Work Institute in Germany. The Institute also presented us special awards for Diversity and Development of Older Employees.

▪	For the third year in a row, SAP Japan has been chosen as one of the top 25 Japanese firms in the Great Place to Work for in Japan survey.

▪	SAP was ranked among the best workplaces in Finland by the Great Place to Work Institute in Finland (eight out of 20 short-listed companies in category for companies with 50 to 500 employees).

▪	SAP México achieved 10th place in Mexico in the prestigious business magazine CNN Las Super Empresas (The Best Enterprises) ranking.

▪	In June, SAP Hungary was named as a Best Workplace for Women by The Association for Women’s Career Development in Hungary, sharing the top honor with another Hungarian company in the category of Hungarian companies with more than 250 employees.
COMPANY ORGANIZATION
Henning Kagermann, Co-CEO of SAP, left SAP in May 2009 at his own request after 27 years with SAP and 18 years on the Executive Board. Since June 2009, Léo Apothker is the sole CEO of SAP.
Claus Heinrich, a member of our Executive Board, left SAP in May 2009 at his own request after 21 years with SAP and 13 years on the Executive Board. Until the end of 2008, his fields of responsibility included SAP’s own IT, the optimization of our internal business processes, and the worldwide SAP Labs network. He was also responsible for global human resources and labor relations. On January 1, 2009, Erwin Gunst succeeded Claus Heinrich as director of labor relations.
In March, we announced a long-term strategic focus on sustainability, covering both our own operations and customer solutions for more sustainable business practices. As one measure to implement our strategy, we, together with TechniData AG, unveiled expanded solutions for environment, health, and safety (EHS) management to help our customers with their sustainability efforts. Also in order to implement our strategy we will demonstrate our commitment to sustainable operations internally. We announced that we will reduce our greenhouse gas emissions to our year-2000 levels by the year 2020. And, moving forward, we announced that our sustainability efforts will be led by a newly formed cross-functional sustainability organization headed by our first chief sustainability officer.
In mid-May, we published our first Sustainability Report, detailing its activities in support of its ongoing strategic commitment to deliver superior sustainability solutions to customers and improve its own sustainability performance. SAP announced that it reduced its total corporate carbon footprint by 6.7% in 2008 compared to 2007.
ACQUISITIONS
In May, we acquired substantially all of the assets of Sky Data Systems Inc., a privately held company headquartered in the United States. The company specializes in mobile CRM solutions.
In June, we acquired Clear Standards Inc., a privately held company headquartered in the United States. This acquisition is part of our ongoing strategic commitment to improve our own sustainability performance and deliver superior sustainability solutions to customers. Clear Standards specializes in enterprise carbon management solutions and helps organizations to accurately measure, optimize, and report greenhouse gas (GHG) emissions and other environmental impacts across internal operations. With this move, we expect to accelerate our ability to help our customers meet the carbon management requirements in this time of increasingly stringent government regulations and expectations for better transparency by the public.
In June, we acquired Highdeal S.A., a privately held company headquartered in France. Highdeal delivers sophisticated pricing and charging solutions designed to support communication service providers. The combination of SAP and Highdeal is intended to provide SAP customers with a business process platform which enables customers to handle prepayment scenarios with real-time account balance checks.

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In September, we acquired the majority shareholding in the swiss public enterprise SAF. SAF specializes in the development of ordering and forecasting software for the retail, logistics and industrial sectors. The company employs the innovative conceptual demand chain management approach that allows the process chain to be controlled and optimized by its central driving force — the customer’s buying behavior. SAF offers three core software products: SAF SuperStore and SAF SuperWarehouse, targeted at automated goods replenishment for the retail sector, and SAF SuperForecast which can be used for forecast-based planning across all industries. Through the takeover, SAP further extends and complements its current planning, forecasting and replenishment solution portfolio for retail and wholesale companies. Core components of the SAF software have been embedded into the SAP for Retail solutions since 2002. The takeover of the majority shareholding in SAF aims to foster the innovative power of both companies providing more SAP customers with SAF technology.
SAP SHARE AND MARKET CAPITALIZATION
SAP AG common shares are listed on the Frankfurt Stock Exchange as well as a number of other German exchanges. In the United States, SAP’s American Depositary Receipts (ADRs), each representing one common share, trade on the New York Stock Exchange under the symbol “SAP”. SAP is a component of several indices, including the German blue chip index DAX, and the Dow Jones EURO STOXX 50 blue chip index.
SAP stock closed on September 30, 2009, at €33.28 (XETRA). That meant our market capitalization was approximately €40.8 billion at the end of the first nine months of 2009, based on 1,226 million shares outstanding. The stock price had increased 31.9% since the close of 2008. The DAX increased 18.0% during the first nine months, and the Dow Jones EURO STOXX 50 17.4%. The S&P North Software-Software IndexTM (which is the successor of the GSTI Software Index) increased 36.9% over the same period. The new Technology Peer Group Index (TechPGI Index) also gained 36.9% since the close of 2008. The TechPGI Index is a price index that consists of 10 major companies in the technology sector, some of which are SAP’s direct competitors for software and IT (ISIN DE000A0YKR94).
In the first nine months of 2009 we did not acquire any treasury shares. Employees who exercised stock options under SAP’s share-based compensation programs acquired 1,011,638 shares. On September 30, 2009, SAP held treasury stock in the amount of 37 million shares (approximately 3.1% of total shares outstanding) at an average price of €35.43 per share.
For the 2008 fiscal year, SAP shareholders received a dividend of €0.50 per share (previous year: €0.50) in May 2009. With a dividend payout ratio of 32% (previous year: 31%), a total of €594 million was paid out to shareholders (previous year: €594 million).
Additional information about the SAP common stock is available on Bloomberg under the symbol “SAP GR”, on Reuters under “SAPG.F”, on Quotron under “SAGR.EU” and on SAP’s Web site: www.sap.com.
RISK FACTORS
SAP has a system in place comprising multiple mechanisms across the SAP Group to recognize and analyze risks early and respond appropriately. For any changes in legal risks since our Annual Report 2008, see Note 11 to the IFRS Consolidated Interim Financial Statements. The other risk factors described in detail in the SAP Annual Report 2008 and the SAP Annual Report on Form 20-F for 2008 filed with the SEC continue to be applicable without material changes.
BUSINESS OUTLOOK
FUTURE TRENDS IN THE GLOBAL ECONOMY
The IMF, the OECD, and the ECB all report that the global economy is contracting in 2009, but they all expect it to regain some ground toward the end of the year. The IMF expects that the situation will improve a little in 2010 and that global output will begin to grow again. Nonetheless, it warns that the effect of the financial crisis will long continue to be felt on labor markets and in the financial sector.
In the EMEA region, the IMF expects a slow recovery. Both the ECB and the IMF believe Government stimulus spending and growing exports will bring an end to the recession in Germany and the other euro countries in 2009, and that a hesitant recovery will begin in 2010 in the euro area. In the Middle East and in Africa, the IMF predicts a little growth in 2009 and more significant growth in 2010.
The IMF forecasts that the recovery in the Americas region will pick up pace even before 2009 is out. Nonetheless, it predicts that taking the year as a whole, the economy of the Americas region will lose ground in 2009 and grow only moderately in 2010. The projections for the United States from both the IMF and the ECB are similar: They both say government economic measures will begin to bear fruit toward the end of 2009. The IMF and the ECB expect growth will be limited, because they believe that in 2010 unemployment will rise, the effect of government measures will begin to wear off, and the economies to which the United States exports will grow only slowly.
The IMF also forecasts a return to economic growth in the APJ region by the end of 2009. However, it believes that in 2010 growth will be held back by the slow recovery of the economies to which Asia exports. In addition, the home markets for labor and consumer products will remain slack, so companies’ investment levels will be low. That applies especially in the case of Japan: Despite government countermeasures, the IMF believes Japanese output will shrink significantly during 2009. It forecasts lackluster growth in 2010, despite improving export performance. Nor does the ECB see a brighter outlook for the Japanese economy.
All of these projections depend on actual performance of the advanced economies in the months to come. That performance and the correctness of the projections depend in turn on whether governments persevere with current and new stimulus programs. Other uncertain factors include people’s confidence in the economy and the banking sector, the trend on the labor markets, and commodity prices.

12     INTERIM REVIEW OF SAP GROUP OPERATIONS
IT MARKET — THE OUTLOOK
Whereas global spending on IT is declining this year, IDC expects it to recover slightly 2010, due chiefly to government measures in many countries. The spending recovery is expected to be less pronounced in the industrialized countries than in the emerging economies and developing countries. Consequently, IDC has trimmed its projections slightly for 2009 and raised them slightly from 2010.
This year and next, the market for IT services will contract more than previously expected, according to IDC’s projections. This is because the average term of new contracts for services is becoming considerably shorter and budgets for them are shrinking significantly. This has lasting implications for the future, even after other segments begin to move forward again.
Recovery will come more slowly to the EMEA region than elsewhere, chiefly because of the structural conditions and weak labor market. In particular, IDC has revised its projections for the German IT market in 2010, because German businesses remain cautious and are unwilling to invest until improvement in macroeconomic conditions becomes apparent.
In contrast, IDC is now more confident than before about IT sales in the Americas region next year, in view of the improving economic news. However, its projections for the United States remain largely unaltered. Applications is the only segment in which it now expects a little more growth in 2010 than it did before; it has revised its projection for growth in the services segment downward because of the shorter contract terms and reduced budgets.
IPC expects that in the APJ region IT market, there will be a marked difference between the developing and emerging economies and the advanced economies: It foresees modest growth again in the developing and emerging economies in 2009, with India and China leading the way, and double-digit percentage growth in 2010. In contrast, it does not expect the IT market in industrialized nations such as Japan to return to growth until 2010 at the earliest, and any growth would be slight. This is because although industrial production is beginning to grow again there, unemployment remains high and consumer confidence low, impeding vigorous economic recovery.
In its projections, IDC assumes that the many government programs will continue to have a stabilizing effect on the global economy. It believes IT spending growth in 2010 may actually be greater if overall global output expands more than is currently predicted. On the other hand, IDC does not exclude the possibility that the recession might deepen again once the effect of government measures diminishes. That will, it says, depend more than anything on how the labor markets fare in 2010.
FUTURE DEVELOPMENT OF SAP
Cost Containment Measures for 2009
We announced in January and confirmed in July and October, that in order to enable our company to adapt its size to today’s market conditions and the broader impact of the global recession, we implemented a global reduction of positions to 48,500 by year-end 2009, taking full advantage of attrition as a factor in reaching this goal, and that we expected at the time the reduction of positions to trigger one-time restructuring expenses of between €200 million and €300 million for 2009. In July, we adjusted this expectation announcing total restructuring expenses for 2009 to be approximately €200 million. The restructuring charge of €193 million (IFRS) and €186 million (U.S. GAAP) recorded in operating income in the first nine months of 2009 covers the reduction of 2,900 positions.
Business Outlook
We are providing the following outlook for the full-year 2009 based on financial measures derived from U.S. GAAP, adjusted by eliminating currency and certain extraordinary effects. We refer to these measures as constant currency non-GAAP measures. Our outlook for the full-year 2009 has changed from the outlook described in our July 29, 2009, second quarter press release.
We continue to expect our full-year 2009 Non-GAAP operating margin, which excludes a non-recurring deferred support revenue write-down from the acquisition of Business Objects and acquisition-related charges, to be in the range of 25.5% — 27.0% at constant currencies. This includes one-time restructuring charges of €200 million expected to result from the reduction of positions, which negatively impact the Non-GAAP operating margin outlook by approximately 2 percentage points. The 2009 Non-GAAP operating margin outlook is now based on the assumption that 2009 Non-GAAP software and software-related service revenues, which exclude a non-recurring deferred support revenue write-down from the acquisition of Business Objects, will decline in a range of 6% — 8% at constant currencies (2008: €8.623 billion).
We updated our outlook for the 2009 tax rate to 27.0% — 28.0% from the previously expected 2009 tax rate of 29.5% — 30.5% (based on U.S. GAAP income from continuing operations) for 2009 (2008: 30.0%).
Excepting acquisitions, our planned capital expenditures for 2009 will be covered in full by operating cash flow and will chiefly be spent on completing new buildings at various locations.
Among the premises on which this outlook is based are those presented concerning economic development and our expectation that we will not benefit from any positive effects in 2009 from a major acquisition.

CONSOLIDATED INTERIM FINANCIAL STATEMENTS — IFRS     13
CONSOLIDATED INTERIM FINANCIAL STATEMENTS — IFRS
(UNAUDITED)
CONSOLIDATED STATEMENTS OF INCOME
FOR THE THIRD QUARTER ENDED SEPTEMBER 30

€ millions, unless otherwise stated	Notes	2009	2008	Change in %
Software revenue		525	764	-31
Support revenue		1,333	1,169	14
Subscription and other software-related service revenue		79	63	25
Software and software -related service revenue		1,937	1,996	-3
Consulting revenue		484	618	-22
Training revenue		60	104	-42
Other service revenue		20	26	-23
Professional services and other service revenue		564	748	-25
Other revenue		7	19	-63
Total revenue		2,508	2,763	-9

Cost of software and software-related services		-414	-393	5
Cost of professional services and other services		-436	-582	-25
Research and development		-382	-397	-4
Sales and marketing		-515	-635	-19
General and administration		-133	-157	-15
Restructuring	(7)	-10	-14	-29
Other income/expense, net		1	5	-80
Total operating expenses		-1,889	-2,173	-13

Operating profit		619	590	5
Other non-operating income/expense, net		-39	1	< -100
Interest income		9	12	-25
Interest expense		-26	-28	-7
Other financial income		-1	-3	-67
Share of gain/ loss of associates accounted for using the equity method		0	0	0
Financial income/expense, net		-18	-19	-5
Profit before income taxes		562	572	-2
Income taxes	(5)	-115	-187	-39
Profit after income taxes		447	385	16
- Profit attributable to noncontrolling interests		0	0	0
- Profit attributable to shareholders of SAP AG		447	385	16

Earnings per share attributable to shareholders of SAP AG — basic in €	(6)	0.38	0.32	19
Earnings per share attributable to shareholders of SAP AG — diluted in €	(6)	0.38	0.32	19

14     CONSOLIDATED INTERIM FINANCIAL STATEMENTS — IFRS
CONSOLIDATED STATEMENTS OF INCOME
FOR NINE MONTHS ENDED SEPTEMBER 30

€ millions, unless otherwise stated	Notes	2009	2008	Change in %
Software revenue		1,487	2,284	-35
Support revenue		3,922	3,332	18
Subscription and other software-related service revenue		223	184	21
Software and software-related service revenue		5,632	5,800	-3
Consulting revenue		1,554	1,833	-15
Training revenue		202	322	-37
Other service revenue		67	77	-13
Professional services and other service revenue		1,823	2,232	-18
Other revenue		27	55	-51
Total revenue		7,482	8,087	-7

Cost of software and software-related services		-1,200	-1,223	-2
Cost of professional services and other services		-1,423	-1,730	-18
Research and development		-1,120	-1,221	-8
Sales and marketing		-1,590	-1,914	-17
General and administration		-395	-478	-17
Restructuring	(7)	-193	-27	> 100
Other income/expense, net		6	4	50
Total operating expenses		-5,915	-6,589	-10

Operating profit		1,567	1,498	5
Other non-operating income/expense, net		-62	19	< -100
Interest income		27	54	-50
Interest expense		-79	-91	-13
Other financial income		-9	3	< -100
Share of gain/ loss of associates accounted for using the equity method		1	0	N/A
Financial income/expense, net		-60	-34	76
Profit before income taxes		1,445	1,483	-3
Income taxes	(5)	-376	-468	-20
Profit after income taxes		1,069	1,015	5
- Profit attributable to noncontrolling interests		1	1	0
- Profit attributable to shareholders of SAP AG		1,068	1,014	5

Earnings per share attributable to share holders of SAP AG — basic in €	(6)	0.90	0.85	6
Earnings per share attributable to shareholders of SAP AG — diluted in €	(6)	0.90	0.85	6

CONSOLIDATED INTERIM FINANCIAL STATEMENTS — IFRS     15
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
AS OF SEPTEMBER 30, 2009, DECEMBER 31, 2008, AND JANUARY 1, 2008

€ millions	Notes	9/30/2009	12/31/2008	1/1/2008
ASSETS
Cash and cash equivalents		2,414	1,277	1,608
Restricted cash		1	3	550
Short-term investments		625	382	498
Other financial assets		132	206	182

Financial assets		757	588	680
Accounts receivable, net		2,097	3,128	2,895
Other assets		93	92	75
Income tax receivables		338	399	283
Prepaid expenses/deferred charges		116	84	78
Assets held for sale		0	0	15
Current assets		5,816	5,571	6,184
Goodwill		4,977	4,975	1,426
Intangible assets, net		954	1,140	405
Property, plant, and equipment, net		1,372	1,405	1,316
At-equity investments		26	21	19
Other investments		75	74	170
Other financial assets		176	167	236

Financial assets		277	262	425
Accounts receivable, net		2	2	3
Other assets		50	39	49
Income tax receivables		67	33	35
Deferred income taxes		465	441	284
Prepaid expenses/deferred charges		35	32	34
Noncurrent assets		8,199	8,329	3,977

TOTAL ASSETS		14,015	13,900	10,161

16     CONSOLIDATED INTERIM FINANCIAL STATEMENTS — IFRS

€ millions	Notes	9/30/2009	12/31/2008	1/1/2008
LIABILITIES AND TOTAL EQUITY
Accounts payable		522	539	715
Income tax payable		264	363	341
Financial liabilities		1,498	2,563	82
Other liabilities		1,111	1,488	1,378

Financial and other liabilities		2,609	4,051	1,460
Provisions		350	248	182
Deferred income*		1,061	623	489
Liabilities held for sale		0	0	9

Current liabilities		4,806	5,824	3,196
Accounts payable		1	5	10
Income tax obligations		188	278	90
Financial liabilities		726	40	6
Other liabilities		47	50	73

Financial and other liabilities		773	90	79
Provisions		207	232	155
Deferred tax liabilities		205	239	123
Deferred income*		65	61	42

Noncurrent liabilities		1,439	905	499
TOTAL LIABILITIES		6,245	6,729	3,695
Common stock, no par value		1,226	1,226	1,246
Treasury stock		-1,326	-1,362	-1,734
Additional paid-in capital		316	320	347
Retained earnings *		7,917	7,442	6,913
Accumulated other comprehensive loss		-376	-457	-307
Total equity attributable to shareholders of SAP AG		7,757	7,169	6,465

Noncontrolling interests		13	2	1
TOTAL EQUITY	(8)	7,770	7,171	6,466

TOTAL LIABILITIES AND TOTAL EQUITY		14,015	13,900	10,161

* Adjustments to prior year reported numbers are based on the first-time application of IFRIC 13, Customer Loyalty Programmes.

CONSOLIDATED INTERIM FINANCIAL STATEMENTS — IFRS     17
CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
FOR THE THIRD QUARTER ENDED SEPTEMBER 30

€ millions	2009	2008
Profit after taxes	447	385
Currency translation adjustments	18	73
Unrealized holding gains and losses on marketable securities	1	-5
Reclassification adjustments on marketable securities for gains and losses included in profit after taxes	0	0
Net unrealized gains and losses on marketable securities	1	-5
Unrecognized pension cost increase / reduction	3	1
Unrealized gains and losses on foreign currency and interest rate cash flow hedges	-11	-65
Reclassification adjustments on foreign currency and interest rate cash flow hedges for gains and losses included in profit after taxes	22	-17
Net unrealized gains and losses on foreign currency and interest rate cash flow hedges	11	-82
Unrealized gains and losses on STAR hedges	0	6
Reclassification adjustments on STAR hedges for gains and losses included in profit after taxes	0	-3
Net unrealized gains and losses on STAR hedges	0	3
Currency effects from intercompany long-term investment transactions	0	14
Other comprehensive income before deferred taxes	33	4
Deferred taxes on income and expense recognised directly in equity	-5	26
Other comprehensive income	28	30
Comprehensive income	475	415
- attributable to noncontrolling interests	0	0
- attributable to shareholders of SAP AG	475	415

18     CONSOLIDATED INTERIM FINANCIAL STATEMENTS — IFRS
CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
FOR NINE MONTHS ENDED SEPTEMBER 30

€ millions	2009	2008
Profit after taxes	1,069	1,015
Currency translation adjustments	47	-3
Unrealized holding gains and losses on marketable securities	2	11
Reclassification adjustments on marketable securities for gains and losses included in profit after taxes	0	1
Net unrealized gains and losses on marketable securities	2	12
Unrecognized pension cost increase / reduction	5	2
Unrealized gains and losses on foreign currency and interest rate cash flow hedges	-35	9
Reclassification adjustments on foreign currency and interest rate cash flow hedges for gains and losses included in profit after taxes	66	-49
Net unrealized gains and losses on foreign currency and interest rate cash flow hedges	31	-40
Unrealized gains and losses on STAR hedges	2	26
Reclassification adjustments on STAR hedges for gains and losses included in profit after taxes	-1	-15
Net unrealized gains and losses on STAR hedges	1	11
Currency effects from intercompany long-term investment transactions	6	-4
Other comprehensive income before deferred taxes	92	-22
Deferred taxes on income and expense recognised directly in equity	-11	3
Other comprehensive income	81	-19
Comprehensive income	1,150	996
- attributable to noncontrolling interests	1	1
- attributable to shareholders of SAP AG	1,149	995

CONSOLIDATED INTERIM FINANCIAL STATEMENTS — IFRS     19
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY AND COMPREHENSIVE INCOME
FOR THE NINE MONTHS ENDED SEPTEMBER 30

						Equity
				Accumulated		Attributable
		Additional		Other		To Share -	Non-
	Common	Paid-In	Retained	Comprehensive	Treasury	holders of	Controlling
€ millions	Capital	Capital	Earnings	Income /Loss	Stock	SAP AG	Interests	Total
January 1, 2008 prior to IFRS 13 adjustment	1,246	347	6,925	-307	-1,734	6,477	1	6,478
Cumulated difference from the first-time adoption of IFRIC 13			-12			-12		-12
January 1, 2008 after IFRIC 13 adjustment	1,246	347	6,913	-307	-1,734	6,465	1	6,466
Profit after income taxes			1,014			1,014	1	1,015
Expense recognized directly in equity				-22		-22		-22
Income tax on income and expense recognised directly in equity				3		3		3
Share-based compensation		-5				-5		-5
Dividends			-594			-594		-594
Cancelation of treasury stock	-21		-723		744			0
Treasury stock trans actions		-4			-380	-384		-384
Convertible bonds and stock options exercised	1	13				14		14
Other			2			2		2
September 30, 2008	1,226	351	6,612	-326	-1,370	6,493	2	6,495

January 1, 2009 prior to IFRS 13 adjustment	1,226	320	7,454	-457	-1,362	7,181	2	7,183
Cumulated difference from the first-time adoption of IFRIC 13			-12			-12		-12
January 1, 2009 after IFRIC 13 adjustment	1,226	320	7,442	-457	-1,362	7,169	2	7,171
Profit after income taxes			1,068			1,068	1	1,069
Expense recognized directly in equity				92		92		92
Income tax on income and expense recognised directly in equity				-11		-11		-11
Share-based compensation		-4				-4		-4
Dividends			-594			-594		-594
Treasury stock transactions		-5			36	31		31
Convertible bonds and stock options exercised		5				5		5
Other			1			1	10	11
September 30, 2009	1,226	316	7,917	-376	-1,326	7,757	13	7,770

20     CONSOLIDATED INTERIM FINANCIAL STATEMENTS — IFRS
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR NINE MONTHS ENDED SEPTEMBER 30

€ millions	2009	2008
Profit after taxes	1,069	1,015
Adjustments to reconcile profit after taxes to net cash provided by operating activities
Depreciation and amortization	375	413
Gains / losses from at-equity investments	-1	1
Losses on disposal of intangible assets and property, plant, and equipment	4	2
Gains on disposal of investments	0	-9
Write-downs of financial assets	8	4
Allowances for doubtful accounts	91	34
Impacts of hedging for cash-settled share-based payment plans	2	-10
Stock-based compensation including income tax benefits	7	22
Excess tax benefit from share-based compensation	-1	-14
Deferred income taxes	-84	-83
Change in accounts receivable	967	528
Change in other assets	16	97
Change in accrued and other liabilities	-612	-531
Change in deferred income	521	480
Net cash provided by operating activities	2,362	1,949
Business combinations, net of cash and cash equivalents acquired	-65	-3,767
Repayment of acquirees’ debt in business combinations	0	-450
Purchase of intangible assets and property, plant, and equipment	-169	-244
Proceeds from disposal of intangible assets and property, plant, and equipment	19	27
Cash transferred to restricted cash	0	-451
Reduction of restricted cash	3	1,000
Purchase of investments	-566	-40
Sales of investments	312	521
Purchase of other financial assets	-10	-11
Sales of other financial assets	12	12
Net cash used in investing activities	-464	-3,403
Dividends paid	-594	-594
Purchase of treasury stock	0	-487
Proceeds from reissuance of treasury stock	20	79
Proceeds from issuance of common stock (share-based compensation)	4	13
Excess tax benefit from share-based compensation	0	14
Proceeds from private placement transaction	697	0
Proceeds from short-term and long-term debt	0	3,859
Repayments of short-term and long-term debt	-902	-1,521
Proceeds from the exercise of equity-based derivative instruments (STAR hedge)	4	33
Purchase of equity-based derivative instruments (hedge for cash-settled share-based payment plans)	0	-55
Net cash provided by/used in financing activities	-771	1,341
Effect of foreign exchange rates on cash and cash equivalents	10	-9
Net change in cash and cash equivalents	1,137	-122
Cash and cash equivalents at the beginning of the period	1,277	1,608
Cash and cash equivalents at the end of the period	2,414	1,486

CONSOLIDATED INTERIM FINANCIAL STATEMENTS — IFRS     21
NOTES TO THE INTERIM FINANCIAL STATEMENTS
A. BASIS OF PRESENTATION
(1) General
The condensed consolidated interim financial statements of SAP AG, together with its subsidiaries (collectively, “we”, “our”, “SAP”, “Group”, or “Company”), have been prepared in accordance with International Financial Reporting Standards (IFRS). The designation “IFRS” includes all Standards issued by the International Accounting Standards Board (IASB) and related interpretations issued by the International Financial Reporting Interpretations Committee (IFRIC) endorsed by the European Union (EU).
The consolidated interim financial statements for the period ended September 30, 2009 are in compliance with IAS 34. The quarterly financial statements include condensed balance sheets.
Certain information and footnote disclosures normally included in annual financial statements prepared in accordance with IFRS have been condensed or omitted. We believe that the disclosures made are adequate and that the information is not misleading.
Our business activities are influenced by certain seasonal effects. Historically, our overall revenue tends to be highest in the fourth quarter. Our interim results are therefore not necessarily indicative of results for a full year.
Amounts reported in previous years have been reclassified as appropriate to conform to the 2008 presentation. The restructuring expenses are presented as a separate line item in the income statement to clearly show this effect separately.
These unaudited condensed IFRS consolidated interim financial statements should be read in conjunction with SAP’s audited consolidated IFRS financial statements and notes thereto as of December 31, 2008, which are included in SAP’s Annual Report 2008.
Due to rounding, numbers presented throughout this document may not add up precisely to the totals we provide and percentages may not precisely reflect the absolute figures.
(2) Scope of Consolidation
The following table summarizes the change in the number of legal entities included in the consolidated financial statements:
Number of Legal Entities Consolidated in the Financial Statements

	German	Foreign	Total
January 1, 2008	23	116	139
Additions	5	68	73
Disposals	-6	-19	-25
December 31, 2008	22	165	187
Additions	1	7	8
Disposals	0	-23	-23
September 30, 2009	23	149	172
The additions to our consolidation group reflect foundations of new entities and additions through our business combinations during the first nine months 2009 (for details, see Note 4). The reduction of subsidiaries is due to the fact that we have liquidated non-operating entities and legally integrated operating entities. The changes of the consolidation scope in the prior year derive from foundations, acquisitions, mergers of operating companies, or the liquidation of non-operating entities.
(3) Summary of Significant Accounting Policies
Theses consolidated interim financial statements were prepared based on the same accounting policies as those applied in the Consolidated Financial Statements as of December 31, 2008, with the exceptions described below. Our significant accounting policies are summarized in the notes to the annual financial statements. For further information, refer to our Annual Report 2008.
Newly/Early Adopted Accounting Standards
In June 2007, the IFRIC issued IFRIC Interpretation 13, “Customer Loyalty Programmes” (IFRIC 13), which addresses accounting by entities that grant loyalty award credits (such as “points” or “travel miles”) to customers who buy goods or services. Specifically, it explains how such entities should account for their obligations to provide free or discounted goods or services to customers who redeem award credits. IFRIC 13 became effective on January 1, 2009 and was required to be applied retrospectively. As a result of the retrospective first-time application, we adjusted the January 1, 2008 retained earnings balance by €12 million. The effect on the consolidated income statements was inconsequential for the first nine months 2009 and 2008, respectively. Additionally, we do not expect the adoption of IFRIC 13 to have a significant impact on our Consolidated Financial Statements going forward.
In January 2008, the IASB issued the revised standards IFRS 3, “Business Combinations” (IFRS 3) and IAS 27 “Consolidated and Separate Financial Statements” (IAS 27). The revisions result in several changes in the accounting for business combinations. One of those changes requires us to expense acquisition-related charges immediately, whereas the previous version of IFRS 3 required capitalization of these charges. Furthermore the revised IFRS 3 provides accounting options with regards to the measurement of non-controlling interests. We will exercise the option on a transaction by transaction basis. IFRS 3 and IAS 27 will be effective for fiscal years beginning on or after July 1, 2009, with early adoption permitted. The revisions to IFRS 3 and IAS 27 were endorsed by the European Union in June 2009. SAP has decided to adopt these revisions as of January 1 2009. The

22     CONSOLIDATED INTERIM FINANCIAL STATEMENTS — IFRS
adoption of these revisions did not have a significant impact on our Consolidated Financial Statements.
In May 2008, the IASB issued “Improvements to IFRSs” — a collection of amendments to several International Financial Reporting Standards — as part of its program of annual improvements to its standards, which is intended to make necessary, but non-urgent, amendments to standards that will not be included as part of another major project. The amendments resulting from this standard are mainly effective for annual periods beginning on or after January 1, 2009. The adoption of these amendments did not have a significant impact on our Consolidated Financial Statements.
In July 2008, the IFRIC issued IFRIC Interpretation 16, “Hedges of a Net Investment in a Foreign Operation” (IFRIC 16), which provides interpretative guidance on several aspects of hedge accounting. IFRIC 16 will be effective for fiscal years beginning on or after October 1, 2008, with early adoption permitted. IFRIC 16 became effective for SAP in June of 2009 when the European Union endorsed the Interpretation. The adoption of IFRIC 16 did not have an impact on our Consolidated Financial Statements.
New Accounting Standards Not Yet Adopted
In January 2009, the IFRIC issued IFRIC Interpretation 18, “Transfers of Assets from Customers” (IFRIC 18), which clarifies the requirements of IFRS for agreements in which an entity receives from a customer an item of property, plant, and equipment that the entity must then use either to connect the customer to a network or to provide the customer with ongoing access to a supply of goods or services. IFRIC 18 must be applied prospectively to transfers of assets from customers received on or after July 1, 2009, with early adoption permitted. The European Union has not yet endorsed IFRIC 18. We do not expect that the adoption of IFRIC 18 will have a significant impact on our Consolidated Financial Statements.
In March 2009, the IASB issued an amendment to IFRS 7, “Improving Disclosures about Financial Instruments” (IFRS 7). The amendments require enhanced disclosures about fair value measurements and liquidity risk. The amendment is effective for fiscal years beginning on or after January 1, 2009. Earlier application is permitted. The European Union has not yet endorsed these amendments to IFRS 7. The additional disclosures will be mandatory for year-end financial statements only, i.e. a quarterly presentation is not required. However, SAP has decided to voluntarily present some of the required disclosures in these consolidated interim financial statements for the period ending September 30, 2009 (see Note 12). We do not expect that the additional disclosures required under the amendments to IFRS 7 will have a significant impact on our Consolidated Financial Statements.
In March 2009, the IASB issued “Embedded Derivatives: Amendments to IFRIC 9 and IAS 39” (IFRIC 9). IFRIC 9 amends IFRIC 9, “Reassessment of Embedded Derivatives and IAS 39, Financial Instruments: Recognition and Measurement” to clarify the accounting treatment of embedded derivatives for entities that make use of the reclassification amendment issued by the IASB in October 2008. The reclassification amendment allows entities to reclassify particular financial instruments out of the fair value through profit or loss category into the available-for-sale or loans and receivables categories in specific circumstances. IFRIC 9 also clarifies that, on reclassification of a financial asset out of the fair value through profit or loss category, all embedded derivatives have to be assessed and, if necessary, separately accounted for in financial statements. The amendments apply retrospectively and are required to be applied for annual periods ending on or after June 30, 2009. IFRIC 9 has not yet been endorsed by the European Union. We do not expect that the amendment of IFRIC 9 will not have an impact on our Consolidated Financial Statements. SAP has not made use of these reclassification rules.
In April 2009, the IASB issued “Improvements to IFRSs” — a collection of amendments to several International Financial Reporting Standards — as part of its program of annual improvements to its standards, which is intended to make necessary, but non-urgent, amendments to standards that will not be included as part of another major project. The amendments resulting from this standard mainly have effective dates for annual periods beginning on or after January 1, 2010, although entities are permitted to adopt them earlier. The European Union has not yet endorsed these improvements. We are currently determining the impact these amendments will have on our Consolidated Financial Statements.
(4) Acquisitions
We acquired the outstanding shares of two unrelated companies and the net assets of one other unrelated entity in the first nine months of 2009. In addition we have acquired 70.7% of the shares of a public entity during the first quarter. The following table summarizes our 2009 acquisitions:

CONSOLIDATED INTERIM FINANCIAL STATEMENTS — IFRS     23
Acquired Businesses

Business		Acquisition	Acquisition
Acquired	Sector	Type	Date
Sky Data Systems Inc., San Mateo, CA, USA	Privately held company that specializes in mobile CRM solutions	Asset purchase	May 28, 2009
Clear Standards Inc., Sterling, VA, USA	Privately held company that specializes in solutions for the management of carbon emissions	Share purchase	June 2, 2009
Highdeal S.A., Caen, France	Privately held company that specializes in sophisticated pricing, charging, and rating solutions for the telecommunication industry	Share purchase	June 2, 2009
SAF AG, Tägerwilen, Switzerland	Public enterprise that specializes in the development or ordering and forecasting software for the retail, logistics and industrial sectors	Share purchase	September 2, 2009
The results of these acquired entities have been included in our consolidated financial statements since the respective acquisition dates. The non-controlling interest of SAF AG has been recognized according at the proportionate net asset value. Goodwill has not been recognized for the non-controlling interest holders. All transactions are immaterial individually and in the aggregate. The acquired entities develop and/or sell software in specific areas of strategic interest to us. The aggregate purchase price amounted for all acquisitions to €60 million net of cash. In the course of the purchase price allocation for SAF AG we realized a loss amounting to €4 million due to an unfavorable existing partner contract. The purchase prices were paid in cash; and the aggregate purchase price was allocated on a preliminary basis as follows:
Purchase Price Allocation

			Fair Value
			of Assets
	Pre-Acquisition		Acquired
	Carrying	Fair Value	and
€ thousands	Amount	Adjustment	Liabilities
Cash and cash equivalents	26,789	0	26,789
Financial assets	766	0	766
Accounts receivable	5,282	155	5,437
Other assets	1,586	2,237	3,823
Property, plant, and equipment	896	326	1,222
Intangible assets	36	27,168	27,204
Goodwill	0	40,331	40,331
Current and deferred tax assets	370	7,412	7,782
Total assets	35,725	77,629	113,354
Accounts payable	688	1,955	2,643
Loans and borrowings	19	0	19
Tax, deferred tax, and related liabilities	2,795	4,689	7,484
Other accrued liabilities and provisions	2,690	2,113	4,803
Deferred revenues	1,734	-781	953
Total liabilities	7,926	7,976	15,902
Net assets	27,799	69,653	97,452
thereof attributable to NCI			10,191
thereof attributable to common shareholders			87,261
Acquisition cost			87,261
Cash acquired			-26,789
Acquisition cost net of cash			60,472
Transaction costs related to our 2009 acquisitions in the amount of € 2 million have been expensed.
B. NOTES TO CONDENSED CONSOLIDATED STATEMENTS OF INCOME AND BALANCE SHEETS
(5) Income Taxes
In the third quarter 2009, income taxes and the effective tax rate, each compared with the third quarter 2008, developed as follows:

24      CONSOLIDATED INTERIM FINANCIAL STATEMENTS — IFRS

	Q3	1/1/-	Q3	1/1/-
€ millions, unless stated otherwise	2009	9/30/2009	2008	9/30/2008
Profit before income taxes	562	1,445	572	1,483
Income taxes	115	376	187	468
Effective tax rate in %	20.5	26.0	32.7	31.6
(6) Earnings per Share

	Q3	1/1/-	Q3	1/1/-
€ millions, unless stated otherwise	2009	9/30/2009	2008	9/30/2008
Profit attributable to shareholders of SAP AG	447	1,068	385	1,014
Weighted average number of shares in millions — basic	1,188	1,188	1,188	1,192
Dilutive effect of stock options / convertible bonds in millions	1	1	2	1
Weighted average number of shares in millions — diluted	1,189	1,189	1,190	1,193

Earnings per share attributable to shareholders of SAP AG — basic in €	0.38	0.90	0.32	0.85
Earnings per share attributable to shareholders of SAP AG — diluted in €	0.38	0.90	0.32	0.85
The computation of diluted earnings per share does not include certain convertible bonds and stock options issued in connection with the LTI 2000 Plan and SAP SOP 2002 because their underlying exercise prices were higher than the average market prices of SAP shares in the periods presented. Such convertible bonds and stock options, if converted or exercised, represent 36.0 million (Q3 2009: 36.0 million) SAP common shares in the first nine months of 2009 and 36.0 million (Q3 2008: 36.0 million) SAP common shares in the first nine months of 2008.
(7) Restructuring
In January 2009, SAP announced that the company will continue with the cost-saving measures initiated in October 2008 and will reduce the workforce from 51,544 positions to 48,500 at year-end 2009.
SAP started to implement the restructuring plan in the first quarter of 2009 and continued with it in the second and third quarter. Although part of the workforce reduction will be achieved through attrition, SAP initiated a termination and early retirement plan in the first and second quarter of 2009. We recognized €193 million in restructuring expense during the first three quarters, which comprises the addition to the restructuring provision of €208 million and the release of €15 million. The addition to the restructuring provision of the first nine months relate to employee-related activities in the amount of €196 million, while €12 million have been recognized for the consolidation of facilities due to a reduced number of employees.
Restructuring expenses of €27 million that were recognized last year during the first nine months of 2008 related to restructuring activities incurred as a result of the acquisition of Business Objects.
The following table provides an overview of the development of our restructuring provision:
Restructuring Development

		Cost of
		Closing
	Termination	Redundant
€ millions	Benefits	Facilities	Total
1/1/2009	13	39	52
Addition	183	11	194
Change consolidation group	0	0	0
Utilization	-87	-8	-95
Release	-10	-1	-11
Currency impact	-1	0	-1
6/30/2009	98	41	139
Addition	13	1	14
Change consolidation group	0	0	0
Utilization	-46	-10	-56
Release	-2	-2	-4
Currency impact	0	-1	-1
9/30/2009	63	29	92

CONSOLIDATED INTERIM FINANCIAL STATEMENTS — IFRS     25
(8) Shareholders’ Equity
Common Stock
On September 30, 2009, SAP AG had 1,225,996,996 no-par common shares (December 31, 2008: 1,225,762,900) issued with a calculated nominal value of €1 per share.
In the first nine months of 2009, the number of common shares increased by 234,096 shares, thereof in Q3 2009 38,160 shares (First nine months 2008: 496,756; Q3 2008: 163,024), which resulted from the exercise of awards granted under certain share-based compensation programs.
Treasury Stock
On September 30, 2009, we had acquired 37 million of our own shares, representing €37 million or 3.1% of capital stock. In the first nine months of 2009, we have not acquired any shares and 1.0 million (Q3 2009: 0.4 million) shares were distributed at an average price of approximately €19.38 (Q3 2008: €22.74) per share. The distributed shares represented €1.0 million (Q3 2009: €0.4 million) or 0.1% (Q3 2009: 0.0%) of capital stock. In the first nine months of 2008, 14.6 million (Q3 2008: 2.8 million) shares were acquired under the buyback program at an average price of approximately €33.34 (Q3 2008: €37.75) per share, and 3.0 million (Q3 2008: 1.0 million) shares were distributed at an average price of approximately €26.57 (Q3 2008: €34.89) per share. The acquired shares represented €14.6 million (Q3 2008: €2.8 million) or 1.2% (Q3 2008: 0.2%) of capital stock. The distributed shares represented €3.0 million (Q3 2008: €1.0 million) or 0.3% (Q3 2008: 0.1%) of capital stock. Although treasury stock is legally considered to be outstanding, there are not any dividend or voting rights associated with our treasury stock. In the first nine months of 2009 and in the first nine months of 2008, we did not purchase any ADRs. SAP held no ADRs on September 30, 2009 or 2008.
(9) Share-Based Compensation Plans
A detailed description of our previous share-based compensation plans is outlined in Note 27 of our Annual Report 2008 and our Annual Report 2008 on Form 20-F.
In May 2009, we granted 10.3 million “Virtual Stock Options” or “rights” under the new “SOP Performance Plan 2009” and approximately 16.0 million STARs under the new “STAR Performance Plan 2009.” These new plans are also cash settled, i.e. the employees receive a cash payment rather than a share in SAP. However, the cash-out will be tied to the outperformance of the SAP share price over the performance of the Tech PGI index. The Tech PGI is composed of peer companies of SAP in the technology sector worldwide. All other remaining terms are substantially unchanged from our other programs.
The number of equity-settled options and convertible bonds outstanding related to our equity-classified awards is as follows:

	Number of Equity-Settled
	Options and Convertible Bonds
	Outstanding
Number in thousands	30.09.2009	12/31/2008
Stock Option Plan 2002	3,345	4,961
Long Term Incentive 2000 Plan (convertible bonds)	5,662	5,933
Long Term Incentive 2000 Plan (stock options)	575	756
Each stock option and each convertible bond entitles the holder to subscribe to four shares of SAP AG.
The allocations of expenses for share-based compensation to the various expense items are as follows:

	1/1/-	1/1/-
€ millions	9/30/2009	9/30/2008	Change in %
Cost of software and software-related services	-5	-7	-29
Cost of professional services and other services	-10	-23	-57
Research and development	-20	-20	0
Sales and marketing	-15	-31	-52
General and administration	-10	-19	-47
Total share-based compensation	-60	-100	-40
(C) ADDITIONAL INFORMATION
(10) Contingent Liabilities
A detailed description of our contingent liabilities is outlined in Note 22 of our Annual Report 2008. There have been no significant changes in contingent liabilities since our last annual balance sheet.
For contingent liabilities related to litigations, see in the following Note 11.
(11) Litigation and Claims
Intellectual Property Litigation
In October 2006, U.S.-based Sky Technologies LLC (Sky) instituted legal proceedings in the United States against SAP and Oracle. Sky alleges that SAP’s products infringe one or more of

26      CONSOLIDATED INTERIM FINANCIAL STATEMENTS — IFRS
the claims in each of five patents held by Sky. In its complaint, Sky seeks unspecified monetary damages and permanent injunctive relief. The legal proceedings have been stayed pending a decision from the Court of Appeals for the Federal Circuit with respect to an interlocutory appeal.
In January 2007, German-based CSB-Systems AG (CSB) instituted legal proceedings in Germany against SAP. CSB alleges that SAP’s products infringe one or more of the claims of a German patent and a German utility model held by CSB. In its complaint, CSB has set the amount in dispute at €1 million and is seeking permanent injunctive relief. Within these proceedings CSB is not precluded from requesting damages in excess of the amount in dispute. In July 2007, SAP filed its response in the legal proceedings including a nullity action and cancellation proceeding against the patent and utility model, respectively. The nullity hearing on the German patent was held in January 2009 and the German Court determined that the patent is invalid. The cancellation hearing for the utility model was held in May 2009 and the Court determined that the utility model was invalid. CSB is appealing, however, the infringement hearing has been stayed pending the appeals.
In March 2007, U.S.-based Oracle Corporation and certain of its subsidiaries (''Oracle’’) instituted legal proceedings in the United States against Tomorrow Now, Inc. and its parent company, SAP America, Inc. and SAP America’s parent company SAP AG (“SAP”). Oracle filed an amended complaint in June 2007, a second amended complaint in July 2008 and a third amended complaint in October 2008 and a fourth amended complaint in August 2009. SAP and Tomorrow Now have answered the fourth amended complaint, subject to and as revised by the Court’s ruling on motion to dismiss the preceding third amended complaint. As amended, the lawsuit alleges copyright infringement, violations of the Federal Computer Fraud and Abuse Act and the California Computer Data Access and Fraud Act, unfair competition, intentional and negligent interference with prospective economic advantage, and civil conspiracy. The lawsuit alleges that SAP unlawfully copied and misappropriated proprietary, copyrighted software products and other confidential materials developed by Oracle to service its own customers. The lawsuit seeks injunctive relief and unspecified monetary damages including punitive damages. The trial has been re-scheduled for November 2010. Additionally, in June 2007, SAP became aware that the United States Department of Justice had opened an investigation concerning related issues and had issued subpoenas to SAP and Tomorrow Now; SAP and Tomorrow Now are cooperating with the investigation and are responding to the original subpoenas and additional subpoenas issued by the Department of Justice. In February 2009 a settlement conference was held. No settlement was reached. The next settlement conference is scheduled for November 30, 2009.
As discussed above, Oracle has instituted legal proceedings against Tomorrow Now, Inc. SAP has recorded a provision for these legal proceedings as far as a loss is probable and the amount of loss can be reasonably estimated. In June 2009 Oracle provided information regarding its damages claims, including the current calculation of the alleged amounts of damages on certain claims, to external counsel and two internal attorneys who represent SAP in the litigation proceedings. The information provided was marked as “highly confidential” under the protective order in the case. Therefore, according to the court protective order the individuals who received the information are not entitled to share the information with anyone inside or outside of SAP except as specifically provided in that order. The information is thus not yet available to SAP to be considered in the determination of the appropriate amount of provision to be recorded for the Oracle litigation. We cannot exclude that the information, once made available to SAP, will result in a change in estimate with regard to the appropriate amount of provision to be recorded for the Oracle litigation. In connection with a filing of a Summary Judgement Oracle has withdrawn its request to keep under seal its alleged damages claims. However, the information that therewith became known to SAP has not improved SAP’s ability to reliably estimate the obligation.
In April 2007, U.S.-based Versata Software, Inc. (formerly Trilogy Software, Inc.) (Versata) instituted legal proceedings in the United States against SAP. Versata alleges that SAP’s products infringe one or more of the claims in each of five patents held by Versata. In its complaint, Versata seeks unspecified monetary damages and permanent injunctive relief. The trial was held occurred in August 2009. The jury returned a verdict in favor of Versata and awarded Versata $138.6M for past damages. SAP plans to appeal.
In August 2007, U.S.-based elcommerce.com, Inc. (elcommerce) instituted legal proceedings in the United States against SAP. elcommerce alleges that SAP’s products infringe one or more of the claims in one patent held by elcommerce. In its complaint, elcommerce seeks unspecified monetary damages and permanent injunctive relief. The Court in East Texas granted SAP’s request to transfer the litigation from East Texas to Pennsylvania. The trial in Pennsylvania has not yet been scheduled.
In August 2007, Canadian-based JuxtaComm, Inc. (JuxtaComm) instituted legal proceedings in the United States against Business Objects and several other defendants. JuxtaComm alleges that Business Objects’ products infringe one or more of the claims in one patent held by JuxtaComm. In its complaint, JuxtaComm seeks unspecified monetary damages and permanent injunctive relief. SAP and JuxtaComm have resolved this dispute for an amount immaterial to SAP’s business, financial position, results of operations, and cash flows.
In November 2007, U.S.-based Diagnostic Systems Corp. (DSC) instituted legal proceedings in the United States against SAP and several other defendants. Among the defendants is Business Objects, which was sued by DSC prior to it being acquired by SAP. DSC alleges that SAP’s products infringe one or more of the claims in one patent held by DSC. In its complaint against SAP, DSC seeks unspecified monetary damages and permanent injunctive relief. In its complaint against Business Objects, which also alleges infringement of one or more claims in one DSC patent, DSC seeks unspecified monetary damages and permanent injunctive relief. The trial was scheduled for February 2010. SAP and DSC have resolved this dispute for an amount immaterial to SAP’s business, financial position, results of operations, and cash flows.
In May 2008, U.S.-based InfoMentis, Inc. (''InfoMentis’’) instituted legal proceedings in the United States against SAP. InfoMentis alleges copyright infringement and unfair competition. The lawsuit seeks unspecified monetary damages

CONSOLIDATED INTERIM FINANCIAL STATEMENTS — IFRS     27
and a permanent injunction. SAP filed its response in August 2008. The trial is scheduled for March 2010.
In July 2008, U.S.-based Implicit Networks (Implicit) instituted legal proceedings in the United States against SAP and several other defendants. Implicit alleges that SAP’s products infringe one or more of the claims of two patents held by Implicit. In its complaint, Implicit seeks unspecified monetary damages and permanent injunctive relief. SAP filed its response in November 2008. The legal proceedings have been transferred from Seattle, Washington to San Francisco, California. SAP and Implicit have resolved this dispute for an amount immaterial to SAP’s business, financial position, results of operations, and cash flows.
In July 2008 and July 2009, U.S.-based Aloft Media (Aloft) instituted legal proceedings in the United States against SAP and several other defendants. In the proceedings instituted in July 2008 Aloft alleges that SAP’s products infringe one or more of the claims of two patents held by Aloft. In its complaint, Aloft seeks unspecified monetary damages and permanent injunctive relief. SAP filed its response in October 2008. The trial is scheduled for June 2010. In the proceedings instituted in July 2009, Aloft alleges that SAP’s products infringe one or more of the claims of one patent held by Aloft. In its complaint, Aloft seeks unspecified monetary damages. The trial has not yet been scheduled.
Other Litigation
In April 2008, South African-based Systems Applications Consultants (PTY) Limited (Securinfo) instituted legal proceedings in South Africa against SAP. Securinfo alleges that SAP has caused one of its subsidiaries to breach a software distribution agreement with Securinfo. In its complaint, Securinfo seeks damages of approximately €610 million euro plus interest. In September 2008, SAP filed a motion to dismiss. A trial date has not yet been set.
In April 2008, U.S.-based Wellogix, Inc. (''Wellogix’’) instituted legal proceedings in the United States against SAP as well as several other defendants. Wellogix alleges several causes of action including, but not limited to, breach of joint venture/partnership agreement, breach of fiduciary duty, fraud, negligent misrepresentation, and misappropriation of confidential information. The lawsuit seeks unspecified monetary damages. SAP filed its responds in May 2008. In December 2008, the Court granted SAP’s motion to dismiss indicating the legal proceedings were improperly initiated in Texas. Wellogix has appealed. Wellogix has dropped its appeal.
We are also subject to a variety of other claims and lawsuits that arise from time to time in the ordinary course of our business, including proceedings and claims that relate to companies which we have acquired, and claims that relate to customers demanding indemnification for proceedings initiated against them based on their use of SAP software. We will continue to vigorously defend against all claims and lawsuits against us. We make a provision for a liability for such matters when it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated. We currently believe that resolving all claims and lawsuits against us, individually or in aggregate, did not and will not have a material adverse effect on our business, financial position, income, or cash flows. Consequently, the provisions currently recorded for these claims and lawsuits are neither individually nor in aggregate material to SAP. However, all claims and lawsuits involve risk and could lead to significant financial or reputational damage to the parties involved. Because of significant inherent uncertainties related to these matters, there can be no assurance that our business, financial position, income or cash flows will not be materially adversely affected nor can we reliably estimate the maximum possible loss in case of an unfavorable outcome.
(12) Financial Instruments
In order to reduce risks resulting from fluctuations in foreign-currency exchange rates, risks resulting from future cash flows associated with share-based compensation granted to employees, and risks resulting from variable interest payments, we enter into derivative financial instruments. The hedging strategy is set by our Treasury Guideline. The fair values of our derivative financial instruments were as follows:
Fair Values of Derivative Financial Instruments

€ millions	30/09/2009	12/31/2008
Assets
Currency hedging
- without designated hedge relationship	75	132
- with designated hedge relationship	6	29
Share-based compensation hedging
- without designated hedge relationship	25	29
- with designated hedge relationship	0	1
Liabilities
Currency hedging
- without designated hedge relationship	-23	-124
- with designated hedge relationship	-16	-64
Interest rate hedging
- without designated hedge relationship	0	-7
- with designated hedge relationship	-24	-16
Currency Hedging
As a globally active enterprise, we are subject to risks associated with fluctuations in foreign currency exchange rates in our ordinary operations. Foreign currency-denominated receivables, payables, debt, and other balance-sheet positions as well as future cash flows resulting from anticipated transactions are subject to currency risks. We manage our currency risk exposure on a Group-wide basis using primarily foreign exchange forward contracts.
Derivatives without Designated Hedge Relationship
Foreign exchange derivatives entered into by us to offset exposure due to foreign currency-denominated monetary assets

28     CONSOLIDATED INTERIM FINANCIAL STATEMENTS — IFRS
and liabilities or anticipated cash flows, which are not designated as being in a hedge accounting relationship, are marked to market at each reporting period, with gains and losses recognized in profit or loss.
In addition, this line item contains foreign currency derivatives embedded in nonderivative host contracts that are separated and accounted for as derivatives according to the requirements of IAS 39.
Derivatives with Designated Hedge Relationship — Cash Flow Hedges
We enter into derivative instruments, primarily foreign exchange forward contracts, to hedge significant anticipated cash flows in foreign currencies from foreign subsidiaries resulting from royalties payable to SAP AG. They are mostly denominated in the respective subsidiary’s local currency equivalent to a percentage of the software and support service fees charged by the subsidiaries to their customers. Specifically, we exclude the interest and the time value component and only designate the spot price of the foreign exchange forward contracts as hedging instrument to offset anticipated cash flows relating to the countries with significant operations, including the United States, the United Kingdom, Japan, Switzerland, Canada, and Australia. We generally use foreign exchange derivatives that have maturities of 15 months or less, which may be rolled over to provide continuing coverage until the applicable royalties are received.
Share-Based Compensation Hedging
We hedge certain anticipated cash flow exposures associated with share-based compensation by purchasing derivative instruments from independent financial institutions. As far as a designated hedge relationship is established, the change in fair value recognized directly in other comprehensive income is used to offset compensation expense on the underlying share-based compensation programs recognized over the vesting period.
Interest-Rate Hedging
In order to hedge for the cash-flow risk resulting from variable-interest debt inherent in our syndicated term loan facility and in the majority of tranches of our private placement transaction (“Schuldschein”), we entered into interest rate payer swaps as hedging instruments. Through the interest rate payer swaps, the underlying floating rate of the facility is economically converted into a fixed rate as the changes in the cash flows of the hedged items resulting from changes in EURIBOR are offset against the changes in the cash flows of the interest rate swaps.
Determination of Fair Values
Under current IFRS, fair value is the amount for which an asset could be exchanged, or a liability settled, between knowledgeable, willing parties in an arm’s length transaction. Thus, we have categorized our financial assets and liabilities measured at fair value reflecting the significance of the inputs used in measuring fair value into a three-level fair value hierarchy.
The levels of the fair value hierarchy and its application to our financial assets and liabilities are described below:
▪	Level 1: Quoted prices in active markets for identical instruments

▪	Level 2: Market inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices)

▪	Level 3: Inputs for the asset or liability that are not based on observable market data (unobservable inputs)
The level in the fair value hierarchy within which the financial asset or liability is categorized in its entirety is determined based on the lowest level input that is significant to such fair value measurements.
The following table allocates our financial assets and liabilities measured at fair value to the three levels of the fair value hierarchy according to IFRS 7:
Classification of Financial Instruments

€ millions	Level 1	Level 2	Level 3	Total
Financial assets at fair value
Available-for-sale debt securities	625	0	0	625
Available-for-sale equity securities	2	0	73	75
Derivative financial assets	0	106	0	106
Total	627	106	73	806

€ millions	Level 1	Level 2	Level 3	Total
Financial liabilities at fair value
Derivative financial liabilities	0	63	0	63
Total	0	63	0	63
We use inputs that are not based on observable market data only for available-for-sale equity securities for which quoted market prices in active markets are not available and whose fair value cannot be reliably measured. Accordingly, we present a reconciliation from the beginning to the ending balances only for available-for-sale equity securities at cost:

CONSOLIDATED INTERIM FINANCIAL STATEMENTS — IFRS     29
Fair Value Measurements Using Significant Unobservable Inputs (Level 3)

Equity
Securities at
€ millions	Cost
Beginning balance 01/01/09	74
Total gains or losses realized/unrealized:
Included in earnings	-9
Included in other comprehensive income	0
Purchases, sales, issuances and settlements, net	8
Transfers in/out of Level 3	0
Ending balance 09/30/09	73

The amount of total gains or losses for the period included in earnings attributable to the changes in unrealized gains or losses relating to assets still held on September 30, 2009	0

Gains and losses (realized and unrealized) included in earnings for the period (above) are reported in financial income, net as follows :

Total gains or losses included in earnings for the period (above)	-9

Change in unrealized gains and losses relating to assets still held on September 30, 2009	0
(13) Segment Information
For information on the basis of SAP’s segment reporting and for information on SAP’s operating segments, see Note 28 in our Consolidated Financial Statements, which are included in our Annual Report 2008. Starting in 2009, we have made the following changes within our internal management reporting system: Restructuring costs are no longer included in the segment results, but are shown as a separate line item. The 2008 figures have not been adjusted, since restructuring expenses in 2008 were immaterial.
Due to changes in our internal reporting structure, we have modified the allocation of depreciation and amortization expense to our segments. For comparison purposes, the 2008 figures in the tables have also been adjusted.
The following tables present external revenue and segment results from reportable segments as well as a reconciliation of total external revenue from reportable segments to total consolidated revenue as reported in the consolidated statements of income and a reconciliation of total segment result to profit before income taxes as reported in the consolidated statements of income:
Q3 2009

€ millions	Product	Consulting	Training	Total
External revenue from reportable segments	1,853	587	75	2,515
Segment result	1,126	182	24	1,332
Depreciation and amortization directly attributable to each segment	-13	-2	0	-15
Q3 2008

€ millions	Product	Consulting	Training	Total
External revenue from reportable segments	1,981	690	122	2,793
Segment result	1,146	186	50	1,382
Depreciation and amortization directly attributable to each segment	-15	-2	-1	-18
1/1/-9/30/2009

€ millions	Product	Consulting	Training	Total
External revenue from reportable segments	5,421	1,839	238	7,498
Segment result	3,169	536	75	3,780
Depreciation and amortization directly attributable to each segment	-40	-5	-2	-47
1/1/-9/30/2008

€ millions	Product	Consulting	Training	Total
External revenue from reportable segments	5,793	2,034	381	8,208
Segment result	3,277	523	158	3,958
Depreciation and amortization directly attributable to each segment	-48	-6	-2	-56

30      CONSOLIDATED INTERIM FINANCIAL STATEMENTS — IFRS

€ millions	Q3 2009	1/1/- 9/30/2009	Q3 2008	1/1/- 9/30/2008
External revenue from reportable segments	2,515	7,498	2,793	8,208
External revenue from services provided outside of the reportable segments	-7	-6	9	11
Adjustment Business Objects support revenue	0	-11	-41	-140
IFRS reconciliation difference	0	0	2	9
Total revenue	2,508	7,482	2,763	8,087

Segment result from reportable segments	1,332	3,780	1,382	3,958
Development expense -management view	-442	-1,274	-429	-1,358
Administration and other corporate expenses -management view	-148	-456	-183	-580
Restructuring	-21	-186	0	0
Share-based compensation expenses	-40	-60	-48	-100
External revenue from services provided outside of the reportable segments	-7	-6	9	11
Adjustment Business Objects support revenue	0	-11	-41	-140
Acquisition-related charges	-67	-200	-76	-225
U.S. GAAP — IFRS reconciliation difference	12	-20	-24	-68
Operating profit	619	1,567	590	1,498
Other non-operating income/ expense, net	-39	-62	1	19
Financial income/expense, net	-18	-60	-19	-34
Profit before income taxes	562	1,445	572	1,483
Geographic Information
The following tables present external revenue and the number of employees by geographic region. The amounts for sales by destination are based on the location of customers.
Software Revenue by Sales Destination

	Q3	1/1/-	Q3	1/1/-
€ millions	2009	9/30/2009	2008	9/30/2008
EMEA	254	726	344	1,080
Americas	180	496	280	803
Asia Pacific Japan	91	265	139	401
SAP Group	525	1,487	764	2,284
Software and Software — Related Service Revenue by Sales Destination

	Q3	1/1/-	Q3	1/1/-
€ millions	2009	9/30/2009	2008	9/30/2008
Germany	342	948	393	1,048
Rest of EMEA	695	2,002	658	2,033
Total EMEA	1,037	2,950	1,051	3,081
United States	476	1,417	488	1,378
Rest of Americas	167	479	178	519
Total
Americas	643	1,896	666	1,896
Japan	89	292	98	273
Rest of Asia Pacific Japan	168	494	180	549
Total Asia Pacific Japan	257	786	279	822
SAP Group	1,937	5,632	1,996	5,800

CONSOLIDATED INTERIM FINANCIAL STATEMENTS — IFRS     31
Revenue by Sales Destination

	Q3	1/1/-	Q3	1/1/-
€ millions	2009	9/30/2009	2008	9/30/2008
Germany	481	1,376	569	1,546
Rest of EMEA	858	2,531	875	2,722
Total EMEA	1,339	3,907	1,444	4,268
United States	628	1,941	717	2,061
Rest of Americas	222	647	238	689
Total Americas	850	2,588	955	2,750
Japan	102	348	120	347
Rest of Asia Pacific Japan	216	639	243	722
Total Asia Pacific Japan	319	987	364	1,069
SAP Group	2,508	7,482	2,763	8,087
Headcount by Region

Full-time equivalents	9/30/2009	12/31/2008
Germany	15,043	15,582
Rest of EMEA	10,486	11,246
Total EMEA	25,529	26,828
United States	8,158	9,219
Rest of Americas	3,819	4,243
Total Americas	11,977	13,462
Japan	1,189	1,413
Rest of Asia Pacific Japan	9,115	9,841
Total Asia Pacific Japan	10,304	11,254
SAP Group	47,810	51,544
Headcount by Functional Area

Full-time equivalents	30.09.2009	31.12.2008
Software and software-related services	6,325	6,466
Professional services and other services	12,490	14,051
Research and development	14,888	15,547
Sales and marketing	9,545	10,701
General and administration	3,116	3,244
Infrastructure	1 ,446	1,535
SAP Group	47,810	51,544
(14) Related Party Transactions
Certain Executive Board and Supervisory Board members of SAP AG currently hold or held within the last year positions of significant responsibility with other entities as presented in our Annual Report 2008. We have relationships with certain of these entities in the ordinary course of business whereby we buy and sell a wide variety of services and products at prices believed to be consistent with those negotiated at arm’s length between unrelated parties.
During the reporting period, we had no material related party transactions likely to have a material effect on our business, financial position, income, or cash flows.
For further information on related party transactions, see Note 30 in our consolidated financial statements, which are included in our Annual Report 2008.
Events after the end of the quarter
After the end of the first nine months of 2009 there were no events of significant importance.
Release of the Interim Financial Statements
The Chief Financial Officer of SAP AG on behalf of the Executive Board of SAP AG approved these Consolidated Interim Financial Statements for the third quarter 2009 on 28 October 2009, for submission to the Audit Committee of the Company’s Supervisory Board and for subsequent issuance.

32      ADDITIONAL FINANCIAL INFORMATION
ADDITIONAL FINANCIAL INFORMATION
U.S. GAAP AND NON-GAAP FINANCIAL DATA (CONDENSED AND UNAUDITED)1
CONSOLIDATED STATEMENTS OF INCOME
(U.S. GAAP; preliminary and unaudited)

	Three months ended September 30
€ millions, unless otherwise stated	2009	2008	Change in %
Software revenue	525	763	-31
Support revenue	1,333	1,167	14
Subscription and other software-related service revenue	79	64	23
Software and software-related service revenue	1,937	1,994	-3
Consulting revenue	484	617	-22
Training revenue	60	105	-43
Other service revenue	20	26	-23
Professional services and other service revenue	564	748	-25
Other revenue	7	19	-63
Total revenue	2,508	2,761	-9
Cost of software and software-related services	-412	-381	8
Cost of professional services and other services	-436	-583	-25
Research and development	-381	-398	-4
Sales and marketing	-515	-634	-19
General and administration	-136	-156	-13
Restructuring	-21	0	N/A
Other operating income/expense, net	-1	5	<-100
Total operating expenses	-1,902	-2,147	-11
Operating income	606	614	-1
Other non-operating income/expense, net	-41	7	<-100
Financial income/expense, net	-13	-19	-32
Income from continuing operations before income taxes	552	602	-8
Income taxes	-116	-192	-40
Income from continuing operations	436	410	6
Loss from discontinued operations, net of tax	-1	-21	-95
Net income	435	389	12
- Net income attributable to noncontrolling interests*	0	1	-100
- Net income attributable to shareholders of SAP AG	435	388	12
Earnings per share (EPS)
EPS from continuing operations — basic in €	0.37	0.35	6
EPS from continuing operations — diluted in €	0.37	0.34	9
EPS from net income attributable to shareholders of SAP AG — basic in €	0.37	0.33	12
EPS from net income attributable to shareholders of SAP AG — diluted in €	0.37	0.33	12
Weighted average number of shares in millions, treasury stock excluded	1,188	1,188
Key ratios
Operating margin in %	24.2	22.2	2.0pp
Effective tax rate from continuing operations in %	21.0	31.9

* Due to the first-time application of SFAS 160, “Noncontrolling Interests in Consolidated Financial Statements, an amendment of ARB No. 51” the term “minority interest” has been replaced with “noncontrolling interests” and the categorization of noncontrolling interests is now shown below net income. The prior year figures have also been changed as a result of the adoption of this standard.

[1] See explanatory note on page 3 of this Interim Report

ADDITIONAL FINANCIAL INFORMATION     33
CONSOLIDATED STATEMENTS OF INCOME
(U.S. GAAP; preliminary and unaudited)

	Nine months ended September 30
€ millions, unless otherwise stated	2009	2008	Change in %
Software revenue	1,487	2,283	-35
Support revenue	3,922	3,324	18
Subscription and other software-related service revenue	223	184	21
Software and software-related service revenue	5,632	5,791	-3
Consulting revenue	1,554	1,832	-15
Training revenue	202	323	-37
Other service revenue	67	77	-13
Professional services and other service revenue	1,823	2,232	-18
Other revenue	27	56	-52
Total revenue	7,482	8,079	-7
Cost of software and software-related services	-1,192	-1,166	2
Cost of professional services and other services	-1,423	-1,731	-18
Research and development	-1,118	-1,236	-10
Sales and marketing	-1,589	-1,912	-17
General and administration	-393	-477	-18
Restructuring	-186	0	N/A
Other operating income/expense, net	5	9	-44
Total operating expenses	-5,896	-6,513	-9
Operating income	1,586	1,566	1
Other non-operating income/expense, net	-63	25	<-100
Financial income/expense, net	-53	-34	56
Income from continuing operations before income taxes	1,470	1,557	-6
Income taxes	-393	-489	-20
Income from continuing operations	1,077	1,068	1
Loss from discontinued operations, net of tax	-15	-29	-48
Net income	1,062	1,039	2
- Net income attributable to noncontrolling interests*	1	1	0
- Net income attributable to shareholders of SAP AG	1,061	1,038	2
Earnings per share (EPS)
EPS from continuing operations — basic in €	0.91	0.90	1
EPS from continuing operations — diluted in €	0.91	0.89	2
EPS from net income attributable to shareholders of SAP AG — basic in €	0.89	0.87	2
EPS from net income attributable to shareholders of SAP AG — diluted in €	0.89	0.87	2
Weighted average number of shares in millions, treasury stock excluded	1,188	1,192
Key ratios
Operating margin in %	21.2	19.4	1.8pp
Effective tax rate from continuing operations in %	26.7	31.4

* Due to the first-time application of SFAS 160, “Noncontrolling Interests in Consolidated Financial Statements, an amendment of ARB No. 51” the term “minority interest” has been replaced with “noncontrolling interests” and the categorization of noncontrolling interests is now shown below net income. The prior year figures have also been changed as a result of the adoption of this standard.

34      ADDITIONAL FINANCIAL INFORMATION
CONDENSED CONSOLIDATED BALANCE SHEETS
(U.S. GAAP; preliminary and unaudited)

€ millions	September 30, 2009	December 31, 2008
Assets
Cash and cash equivalents	2,414	1,277
Restricted cash	1	3
Short-term investments	625	382
Accounts receivable, net	2,097	3,128
Other assets	568	705
Deferred income taxes	213	203
Prepaid expenses/deferred charges	115	84
Current assets	6,033	5,782
Goodwill	5,019	5,009
Intangible assets, net	944	1,127
Property, plant, and equipment, net	1,372	1,405
Investments	101	95
Accounts receivable, net	2	2
Other assets	668	566
Deferred income taxes	190	187
Prepaid expenses/deferred charges	45	24
Noncurrent assets	8,341	8,415
Total assets	14,374	14,197

€ millions	September 30, 2009	December 31, 2008
Liabilities and total equity
Accounts payable	521	538
Income tax obligations	264	363
Financial liabilities	1,506	2,574
Other liabilities	1,107	1,486
Provisions	323	214
Deferred income taxes	33	48
Deferred income	1,050	611
Current liabilities	4,804	5,834
Accounts payable	0	5
Income tax obligations	188	278
Financial liabilities	726	36
Other liabilities	99	94
Provisions	509	497
Deferred income taxes	151	157
Deferred income	65	61
Noncurrent liabilities	1,738	1,128
Total liabilities	6,542	6,962
Common stock, no par value	1,226	1,226
Treasury stock	-1,326	-1,362
Additional paid-in capital	316	320
Retained earnings	8,176	7,709
Accumulated other comprehensive loss	-580	-660
Total equity attributable to shareholders of SAP AG	7,812	7,233
Noncontrolling interests*	20	2
Total equity	7,832	7,235

Total liabilities and total equity	14,374	14,197

*	Reclassification of noncontrolling interests (previously minority interests) is based on the first-time application of SFAS 160.

ADDITIONAL FINANCIAL INFORMATION      35
CONSOLIDATED STATEMENTS OF CASH FLOWS
(U. S. GAAP; preliminary and unaudited)

	Nine months ended September 30
€ millions	2009	2008
Net income	1,062	1,039
Net loss from discontinued operations	15	29
Income from continuing operations	1,077	1,068
Adjustments to reconcile income from continuing operations
Depreciation and amortization	373	412
Gains/losses from equity investees	-1	1
Losses on disposal of intangible assets and property, plant, and equipment	4	2
Gains on disposal of investments	0	-9
Writedowns of financial assets	9	4
Allowances for doubtful accounts	91	34
Impacts of hedging for cash-settled share-based payment plans	2	-10
Stock-based compensation including income tax benefits	7	22
Excess tax benefit from share-based compensation	-1	-14
Deferred income taxes	-64	-72
Change in accounts receivable	967	528
Change in other assets	-34	77
Change in accrued and other liabilities	-575	-558
Change in deferred income	521	485
Net cash provided by operating activities from continuing operations	2,376	1,970
Business combinations, net of cash and cash equivalents acquired	-65	-3,767
Repayment of acquirees’ debt in business combinations	0	-450
Purchase of intangible assets and property, plant, and equipment	-169	-244
Proceeds from disposal of intangible assets and property, plant, and equipment	19	27
Cash transferred to restricted cash	0	-451
Reduction of restricted cash	3	1,000
Purchase of investments	-566	-40
Sales of investments	312	521
Purchase of other financial assets	-10	-11
Sales of other financial assets	12	12
Net cash used in investing activities from continuing operations	-464	-3,403
Dividends paid	-594	-594
Purchase of treasury stock	0	-487
Proceeds from reissuance of treasury stock	20	79
Proceeds from issuance of common stock (share-based compensation)	4	13
Excess tax benefit from share-based compensation	0	14
Proceeds from private placement transaction	697	0
Proceeds from short-term and long-term debt	0	3,859
Repayments of short-term and long-term debt	-902	-1,521
Proceeds from the exercise of equity-based derivative instruments (STAR hedge)	4	33
Purchase of equity-based derivative instruments (hedge for cash-settled share-based payment plans)	0	-55
Net cash provided by/used in financing activities from continuing operations	-771	1,341
Effect of foreign exchange rates on cash and cash equivalents	10	-9
Net cash used in operating activities from discontinued operations	-14	-21
Net change in cash and cash equivalents	1,137	-122
Cash and cash equivalents at the beginning of the period	1,277	1,608
Cash and cash equivalents at the end of the period	2,414	1,486

36     ADDITIONAL FINANCIAL INFORMATION
Reconciliations from Non-GAAP Numbers to U.S. GAAP Numbers
Preliminary and unaudited
The following table presents a reconciliation from our non-GAAP numbers (including our non-GAAP at constant currency numbers) to the respective most comparable U.S. GAAP numbers. Note: Our non-GAAP numbers are not prepared under a comprehensive set of accounting rules or principles.

	Three months ended September 30
	2009					2008			Change in %
					Non-						Non-
					GAAP						GAAP
	U.S.		Non-	Currency	constant	U.S.		Non-	U.S.	Non-	constant
€ millions, unless otherwise stated	GAAP	Adj.*	GAAP*	impact**	currency**	GAAP	Adj.*	GAAP*	GAAP	GAAP*	currency*
Non-GAAP Revenue Numbers
Software revenue	525	0	525	10	535	763	0	763	-31	-31	-30
Support revenue	1,333	0	1,333	-6	1,327	1,167	41	1,208	14	10	10
Subscription and other software-related service revenue	79	0	79	-1	78	64	0	64	23	23	22
Software and software-related service revenue	1,937	0	1,937	3	1,940	1,994	41	2,035	-3	-5	-5
Consulting revenue	484	0	484	-2	482	617	0	617	-22	-22	-22
Training revenue	60	0	60	0	60	105	0	105	-43	-43	-43
Other service revenue	20	0	20	0	20	26	0	26	-23	-23	-23
Professional services and other service revenue	564	0	564	-1	563	748	0	748	-25	-25	-25
Other revenue	7	0	7	0	7	19	0	19	-63	-63	-63
Total revenue	2,508	0	2,508	2	2,510	2,761	41	2,802	-9	-10	-10

Non-GAAP Operating Expense Numbers
Cost of software and software-related services	-412	46	-366			-381	49	-332	8	10
Cost of professional services and other services	-436	0	-436			-583	0	-583	-25	-25
Research and development	-381	1	-380			-398	3	-395	-4	-4
Sales and marketing	-515	18	-497			-634	23	-611	-19	-19
General and administration	-136	2	-134			-156	1	-155	-13	-14
Restructuring	-21	0	-21			0	0	0	N/A	N/A
Other operating income/expense, net	-1	0	-1			5	0	5	<-100	<-100
Total operating expenses	-1,902	67	-1,834	6	-1,828	-2,147	76	-2,071	-11	-11	-12

Non-GAAP Income Numbers
Operating income	606	67	674	8	682	614	117	731	-1	-8	-7
Other non-operating income/expense, net	-41	0	-41			7	0	7	<-100	<-100
Financial income/expense, net	-13	0	-13			-19	0	-19	-32	-32
Income from continuing operations before income taxes	552	67	619			602	117	719	-8	-14
Income taxes	-116	-15	-131			-192	-30	-222	-40	-41
Income from continuing operations	436	52	488			410	87	497	6	-2
Loss from discontinued operations, net of tax	-1	0	-1			-21	0	-21	-95	-95
Net income	435	52	487			389	87	476	12	2
- Net income attributable to noncontrolling interests	0	0	0			1	0	1	-100	-100
- Net income attributable to shareholders of SAP AG	435	52	487			388	87	475	12	3

Non-GAAP EPS
EPS from continuing operations – basic in €	0.37		0.41			0.35		0.41	6	0
EPS from continuing operations – diluted in €	0.37		0.41			0.34		0.41	9	0
EPS from net income attributable to shareholders of SAP AG – basic in €	0.37		0.41			0.33		0.40	12	2
EPS from net income attributable to shareholders of SAP AG – diluted in €	0.37		0.41			0.33		0.40	12	2
Weighted average number of shares in millions, treasury stock excluded	1,188		1,188			1,188		1,188

Non-GAAP Key Ratios
Operating margin in %	24.2		26.9		27.2	22.2		26.1	2.0pp	0.8pp	1.1pp
Effective tax rate from continuing operations in %	21.0		21.2			31.9		30.9

* Adjustments in the revenue line items are for the Business Objects support revenue that Business Objects would have recognized had it remained a standalone entity but that SAP is not permitted to recognize as revenue under U.S. GAAP as a result of business combination accounting rules. Adjustments in the operating expense line items are for acquisition-related charges. See explanations of non-GAAP measures for details.
** Constant currency revenue and operating income figures are calculated by translating revenue and operating income of the current period using the average exchange rates from the previous year’s respective period instead of the current period. Constant currency period-over-period changes are calculated by comparing the current year’s non-GAAP constant currency numbers with the non-GAAP number of the previous year’s respective period. See explanations of non-GAAP measures for details.

ADDITIONAL FINANCIAL INFORMATION     37
Reconciliations from Non-GAAP Numbers to U.S. GAAP Numbers
Preliminary and unaudited
The following table presents a reconciliation from our non-GAAP numbers (including our non-GAAP at constant currency numbers) to the respective most comparable U.S. GAAP numbers. Note: Our non-GAAP numbers are not prepared under a comprehensive set of accounting rules or principles.

	Nine months ended September 30
	2009					2008			Change in %
					Non-						Non-
					GAAP						GAAP
	U.S.		Non-	Currency	constant	U.S.		Non-	U.S.	Non-	constant
€ millions, unless otherwise stated	GAAP	Adj.*	GAAP*	impact**	currency**	GAAP	Adj.*	GAAP*	GAAP	GAAP*	currency*
Non-GAAP Revenue Numbers
Software revenue	1,487	0	1,487	-6	1,481	2,283	0	2,283	-35	-35	-35
Support revenue	3,922	11	3,933	-68	3,865	3,324	140	3,464	18	14	12
Subscription and other software-related service revenue	223	0	223	-8	215	184	0	184	21	21	17
Software and software-related service revenue	5,632	11	5,643	-82	5,561	5,791	140	5,931	-3	-5	-6
Consulting revenue	1,554	0	1,554	-28	1,526	1,832	0	1,832	-15	-15	-17
Training revenue	202	0	202	-1	201	323	0	323	-37	-37	-38
Other service revenue	67	0	67	-1	66	77	0	77	-13	-13	-14
Professional services and other service revenue	1,823	0	1,823	-30	1,793	2,232	0	2,232	-18	-18	-20
Other revenue	27	0	27	-1	26	56	0	56	-52	-52	-54
Total revenue	7,482	11	7,493	-114	7,379	8,079	140	8,219	-7	-9	-10

Non-GAAP Operating Expense Numbers
Cost of software and software-related services	-1,192	139	-1,053			-1,166	142	-1,024	2	3
Cost of professional services and other services	-1,423	2	-1,421			-1,731	0	-1,731	-18	-18
Research and development	-1,118	2	-1,116			-1,236	18	-1,218	-10	-8
Sales and marketing	-1,589	55	-1,534			-1,912	64	-1,848	-17	-17
General and administration	-393	2	-391			-477	1	-476	-18	-18
Restructuring	-186	0	-186			0	0	0	N/A	N/A
Other operating income/expense, net	5	0	5			9	0	9	-44	-44
Total operating expenses	-5,896	200	-5,695	104	-5,591	-6,513	225	-6,288	-9	-9	-11

Non-GAAP Income Numbers
Operating income	1,586	211	1,798	-10	1,788	1,566	365	1,931	1	-7	-7
Other non-operating income/expense, net	-63	0	-63			25	0	25	<-100	<-100
Financial income/expense, net	-53	0	-53			-34	0	-34	56	56
Income from continuing operations before income taxes	1,470	211	1,681			1,557	365	1,922	-6	-13
Income taxes	-393	-50	-443			-489	-94	-583	-20	-24
Income from continuing operations	1,077	161	1,238			1,068	271	1,339	1	-8
Loss from discontinued operations, net of tax	-15	0	-15			-29	0	-29	-48	-48
Net income	1,062	161	1,223			1,039	271	1,310	2	-7
- Net income attributable to noncontrolling interests	1	0	1			1	0	1	0	0
- Net income attributable to shareholders of SAP AG	1,061	161	1,222			1,038	271	1,309	2	-7

Non-GAAP EPS
EPS from continuing operations — basic in €	0.91		1.04			0.90		1.12	1	-7
EPS from continuing operations — diluted in €	0.91		1.04			0.89		1.12	2	-7
EPS from net income attributable to shareholders of SAP AG — basic in €	0.89		1.03			0.87		1.10	2	-6
EPS from net income attributable to shareholders of SAP AG — diluted in €	0.89		1.03			0.87		1.10	2	-6
Weighted average number of shares in millions, treasury stock excluded	1,188		1,188			1,192		1,192

Non-GAAP Key Ratios
Operating margin in %	21.2		24.0		24.2	19.4		23.5	1.8pp	0.5pp	0.7pp
Effective tax rate from continuing operations in %	26.7		26.4			31.4		30.3

* Adjustments in the revenue line items are for the Business Objects support revenue that Business Objects would have recognized had it remained a standalone entity but that SAP is not permitted to recognize as revenue under U.S. GAAP as a result of business combination accounting rules. Adjustments in the operating expense line items are for acquisition-related charges. See explanations of non-GAAP measures for details.

** Constant currency revenue and operating income figures are calculated by translating revenue and operating income of the current period using the average exchange rates from the previous year’s respective period instead of the current period. Constant currency period-over-period changes are calculated by comparing the current year’s non-GAAP constant currency numbers with the non-GAAP number of the previous year’s respective period. See explanations of non-GAAP measures for details.

38     ADDITIONAL FINANCIAL INFORMATION
Reconciliations from Non-GAAP Revenue in U.S. Dollar to U.S. GAAP Revenue in Euro
Preliminary and unaudited
The following table presents a reconciliation from our non-GAAP revenue numbers in U.S. dollar to the respective most comparable U.S. GAAP revenue numbers in euro. Note: Our non-GAAP numbers in U.S. dollar are company-specific and not prepared under a comprehensive set of accounting rules or principles.

	Three months ended September 30
				Software and Software-Related Service
	Software Revenue			Revenue
	2009	2008	Change in %	2009	2008	Change in %
= U.S. GAAP revenue in € millions	525	763	-31	1,937	1,994	-3
+/- Adjustment between U.S. GAAP revenue and non-GAAP revenue in € millions*	0	0	0	0	41	-100
= Non-GAAP revenue in € millions	525	763	-31	1,937	2,035	-5
+/- Adjustment in US$ millions	234	352	-34	843	985	-14
= Non-GAAP revenue in US$ millions	759	1,115	-32	2,780	3,020	-8

	Nine months ended September 30
				Software and Software-Related Service
	Software Revenue			Revenue
	2009	2008	Change in %	2009	2008	Change in %
= U.S. GAAP revenue in € millions	1,487	2,283	-35	5,632	5,791	-3
+/- Adjustment between U.S. GAAP revenue and non-GAAP revenue in € millions*	0	0	0	11	140	-92
= Non-GAAP revenue in € millions	1,487	2,283	-35	5,643	5,931	-5
+/- Adjustment in US$ millions	573	1,187	-52	2,100	3,087	-32
= Non-GAAP revenue in US$ millions	2,060	3,470	-41	7,743	9,018	-14

* Adjustments in the revenue line items are for the Business Objects support revenue that Business Objects would have recognized had it remained a standalone entity but that SAP is not permitted to recognize as revenue under U.S. GAAP as a result of business combination rules. See explanations of non-GAAP measures for details.

ADDITIONAL FINANCIAL INFORMATION     39
REVENUE BY REGION
Preliminary and unaudited
The following table presents our U.S. GAAP and non-GAAP revenue by region. The table also presents a reconciliation from our non-GAAP revenue (including our non-GAAP revenue at constant currency) to the respective most comparable U.S. GAAP revenue. Note: Our non-GAAP revenues are not prepared under a comprehensive set of accounting rules or principles.

	Three months ended September 30
	2009					2008			Change in %
					Non-						Non-
					GAAP						GAAP
	U.S.		Non-	Currency	constant	U.S.		Non-	U.S.	Non-	constant
€ millions	GAAP	Adj.*	GAAP*	impact**	currency**	GAAP	Adj.*	GAAP*	GAAP	GAAP*	currency**
Software revenue by region***
EMEA	254	0	254	6	260	344	0	344	-26	-26	-24
Americas	180	0	180	3	183	280	0	280	-36	-36	-35
Asia Pacific Japan	91	0	91	1	92	139	0	139	-35	-35	-34
Software revenue	525	0	525	10	535	763	0	763	-31	-31	-30
Software and software-related service revenue by region***
Germany	342	0	342	0	342	393	0	393	-13	-13	-13
Rest of EMEA	695	0	695	19	714	658	16	674	6	3	6
Total EMEA	1,037	0	1,037	19	1,056	1,051	16	1,067	-1	-3	-1
United States	476	0	476	-16	460	486	22	508	-2	-6	-9
Rest of Americas	167	0	167	11	178	178	1	179	-6	-7	-1
Total Americas	643	0	643	-5	638	664	23	687	-3	-6	-7
Japan	89	0	89	-15	74	98	1	99	-9	-10	-25
Rest of Asia Pacific Japan	168	0	168	3	171	181	1	182	-7	-8	-6
Total Asia Pacific Japan	257	0	257	-11	246	279	2	281	-8	-9	-12
Software and software-related service revenue	1,937	0	1,937	3	1,940	1,994	41	2,035	-3	-5	-5
Total revenue by region***
Germany	481	0	481	0	481	569	0	569	-15	-15	-15
Rest of EMEA	858	0	858	25	883	875	16	891	-2	-4	-1
Total EMEA	1,339	0	1,339	24	1,363	1,444	16	1,460	-7	-8	-7
United States	628	0	628	-23	605	717	22	739	-12	-15	-18
Rest of Americas	222	0	222	14	236	237	1	238	-6	-7	-1
Total Americas	850	0	850	-9	841	954	23	977	-11	-13	-14
Japan	102	0	102	-17	85	120	1	121	-15	-16	-30
Rest of Asia Pacific Japan	216	0	216	4	220	243	1	244	-11	-11	-10
Total Asia Pacific Japan	319	0	319	-13	306	363	2	365	-12	-13	-16
Total revenue	2,508	0	2,508	2	2,510	2,761	41	2,802	-9	-10	-10

* Adjustments in the revenue line items are for the Business Objects support revenue that Business Objects would have recognized had it remained a standalone entity but that SAP is not permitted to recognize as revenue under U.S. GAAP as a result of business combination accounting rules. Adjustments in the operating expense line items are for acquisition-related charges. See explanations of non-GAAP measures for details.

** Constant currency revenue figures are calculated by translating revenue of the current period using the average exchange rates from the previous year’s respective period instead of the current period. Constant currency period-over-period changes are calculated by comparing the current year’s non-GAAP constant currency numbers with the non-GAAP number of the previous year’s respective period.

*** Based on customer location.

40     ADDITIONAL FINANCIAL INFORMATION
REVENUE BY REGION
Preliminary and unaudited
The following table presents our U.S. GAAP and non-GAAP revenue by region. The table also presents a reconciliation from our non-GAAP revenue (including our non-GAAP revenue at constant currency) to the respective most comparable U.S. GAAP revenue. Note: Our non-GAAP revenues are not prepared under a comprehensive set of accounting rules or principles.

	Nine months ended September 30
	2009					2008			Change in %
					Non-						Non-
					GAAP						GAAP
	U.S.		Non-	Currency	constant	U.S.		Non-	U.S.	Non-	constant
€ millions	GAAP	Adj.*	GAAP*	impact**	currency**	GAAP	Adj.*	GAAP*	GAAP	GAAP*	currency**
Software revenue by region***
EMEA	726	0	726	20	746	1,080	0	1,080	-33	-33	-31
Americas	496	0	496	-17	479	803	0	803	-38	-38	-40
Asia Pacific Japan	265	0	265	-9	256	400	0	400	-34	-34	-36
Software revenue	1,487	0	1,487	-6	1,481	2,283	0	2,283	-35	-35	-35
Software and software-related service revenue by region***
Germany	948	0	948	0	948	1,048	3	1,051	-10	-10	-10
Rest of EMEA	2,002	4	2,006	66	2,072	2,032	53	2,085	-1	-4	-1
Total EMEA	2,950	4	2,954	66	3,020	3,080	56	3,136	-4	-6	-4
United States	1,417	6	1,423	-133	1,290	1,371	70	1,441	3	-1	-10
Rest of Americas	479	0	479	30	509	518	5	523	-8	-8	-3
Total Americas	1,896	6	1,902	-103	1,799	1,889	75	1,964	0	-3	-8
Japan	292	0	292	-54	238	273	3	276	7	6	-14
Rest of Asia Pacific Japan	494	0	494	10	504	549	6	555	-10	-11	-9
Total Asia Pacific Japan	786	1	787	-45	742	822	9	831	-4	-5	-11
Software and software-related service revenue	5,632	11	5,643	-82	5,561	5,791	140	5,931	-3	-5	-6
Total revenue by region***
Germany	1,376	0	1,376	1	1,377	1,546	3	1,549	-11	-11	-11
Rest of EMEA	2,531	4	2,535	85	2,620	2,721	53	2,774	-7	-9	-6
Total EMEA	3,907	4	3,911	86	3,997	4,267	56	4,323	-8	-10	-8
United States	1,941	6	1,947	-189	1,758	2,055	70	2,125	-6	-8	-17
Rest of Americas	647	0	647	42	689	688	5	693	-6	-7	-1
Total Americas	2,588	6	2,594	-147	2,447	2,743	75	2,818	-6	-8	-13
Japan	348	0	348	-66	282	347	3	350	0	-1	-19
Rest of Asia Pacific Japan	639	0	639	14	653	722	6	728	-11	-12	-10
Total Asia Pacific Japan	987	1	988	-53	935	1,069	9	1,078	-8	-8	-13
Total revenue	7,482	11	7,493	-114	7,379	8,079	140	8,219	-7	-9	-10

* Adjustments in the revenue line items are for the Business Objects support revenue that Business Objects would have recognized had it remained a standalone entity but that SAP is not permitted to recognize as revenue under U.S. GAAP as a result of business combination accounting rules. Adjustments in the operating expense line items are for acquisition-related charges. See explanations of non-GAAP measures for details.

** Constant currency revenue figures are calculated by translating revenue of the current period using the average exchange rates from the previous year’s respective period instead of the current period. Constant currency period-over-period changes are calculated by comparing the current year’s non-GAAP constant currency numbers with the non-GAAP number of the previous year’s respective period.

*** Based on customer location.

ADDITIONAL FINANCIAL INFORMATION     41
SHARE-BASED COMPENSATION
(U.S. GAAP; preliminary and unaudited)

	Nine months ended September 30
€ millions	2009	2008	Change in %
Share-based compensation per expense line item
Cost of software and software-related services	5	7	-29
Cost of professional services and other services	10	23	-57
Research and development	20	20	0
Sales and marketing	15	31	-52
General and administration	10	19	-47
Total share-based compensation	60	100	-40

Note: The share-based compensation expenses do not differ between SAP’s U.S. GAAP and non-GAAP measures.
FREE CASH FLOW
Preliminary and unaudited

	Nine months ended September 30
€ millions	2009	2008	Change in %
Net cash provided by operating activities from continuing operations	2,376	1,970	21
Purchase of long-lived assets excluding additions from business combinations	-169	-244	-31
Free cash flow	2,207	1,726	28
DAYS SALES OUTSTANDING
Preliminary and unaudited

	September 30, 2009	December 31, 2008	Change in days
Days sales outstanding	78	71	7
HEADCOUNT
Preliminary and unaudited

in full-time equivalents - from continuing
operations	September 30, 2009	December 31, 2008	September 30, 2009
Headcount by region
Germany	15,043	15,582	15,455
Rest of EMEA	10,484	11,243	11,309
Total EMEA	25,527	26,825	26,764
United States	8,154	9,214	9,424
Rest of Americas	3,819	4,243	4,369
Total Americas	11,973	13,457	13,793
Japan	1,189	1,413	1,446
Rest of Asia Pacific Japan	9,115	9,841	9,860
Total Asia Pacific Japan	10,304	11,254	11,306
Total	47,804	51,536	51,863
Headcount by functional area
Software and software-related services	6,319	6,458	6,457
Professional services and other services	12,490	14,051	14,193
Research and development	14,888	15,547	15,458
Sales and marketing	9,545	10,701	10,909
General and administration	3,116	3,244	3,303
Infrastructure	1,446	1,535	1,543
Total	47,804	51,536	51,863

42     ADDITIONAL FINANCIAL INFORMATION
MULTI-QUARTER SUMMARY
(U.S. GAAP and non-GAAP; preliminary and unaudited)

€ millions, unless otherwise stated	Q3/2009	Q2/2009	Q1/2009	Q4/2008	Q3/2008	Q2/2008	Q1/2008
Software revenue (U.S. GAAP)	525	543	418	1,323	763	898	622
Revenue adjustment*	0	0	0	0	0	0	0
Software revenue (non-GAAP)	525	543	418	1,323	763	898	622
Support revenue (U.S. GAAP)	1,333	1,337	1,252	1,269	1,167	1,099	1,058
Revenue adjustment*	0	0	11	26	41	52	47
Support revenue (non-GAAP)	1,333	1,337	1,263	1,295	1,208	1,151	1,105
Subscription and other software-related service revenue (U.S. GAAP)	79	73	71	74	64	64	56
Revenue adjustment*	0	0	0	0	0	0	0
Subscription and other software-related service revenue (non-GAAP)	79	73	71	74	64	64	56
Software and software-related service revenue (U.S. GAAP)	1,937	1,953	1,741	2,666	1,994	2,061	1,736
Revenue adjustment*	0	0	11	26	41	52	47
Software and software-related service revenue (non-GAAP)	1,937	1,953	1,752	2,692	2,035	2,113	1,783
Total revenue (U.S. GAAP)	2,508	2,576	2,397	3,488	2,761	2,858	2,460
Revenue adjustment*	0	0	11	26	41	52	47
Total revenue (non-GAAP)	2,508	2,576	2,408	3,514	2,802	2,910	2,507
Operating income (U.S. GAAP)	606	647	332	1,276	614	593	359
Revenue adjustment*	0	0	11	26	41	52	47
Expense adjustment*	67	67	66	72	76	66	83
Operating income (non-GAAP)	674	714	409	1,374	731	711	489
Operating margin (U.S. GAAP)	24.2	25.1	13.9	36.6	22.2	20.7	14.6
Operating margin (non-GAAP)	26.9	27.7	17.0	39.1	26.1	24.4	19.5
Effective tax rate from continuing operations (non-GAAP)	21.2	28.8	30.6	28.3	30.9	30.7	29.0
EPS from continuing operations — basic in € (U.S. GAAP)	0.37	0.36	0.18	0.72	0.35	0.34	0.21
EPS from continuing operations — diluted in € (U.S. GAAP)	0.37	0.36	0.18	0.73	0.34	0.34	0.21
EPS from continuing operations — basic in € (non-GAAP)	0.41	0.41	0.22	0.78	0.41	0.42	0.29
EPS from continuing operations — diluted in € (non-GAAP)	0.41	0.41	0.22	0.78	0.41	0.42	0.29
Headcount**	47,804	48,561	49,916	51,536	51,863	51,447	51,274

* Adjustments in the revenue line items are for the Business Objects support revenue that Business Objects would have recognized had it remained a standalone entity but that SAP is not permitted to recognize as revenue under U.S. GAAP as a result of business combination accounting rules. Adjustments in the operating expense line items are for acquisition-related charges. See explanations of non-GAAP measures for details.

** In full-time equivalents - from continuing operations.

ADDITIONAL FINANCIAL INFORMATION     43
EXPLANATIONS OF NON-GAAP AND NON-IFRS MEASURES
This document discloses certain financial measures, such as non-GAAP revenues, non-GAAP expenses, non-GAAP operating income, non-GAAP operating margin, non-GAAP net income, non-GAAP earnings per share, free cash flow, constant currency revenue, and operating income measures as well as U.S. dollar-based non-GAAP revenue numbers that are not prepared in accordance with U.S. GAAP or IFRS and are therefore considered non-GAAP financial measures. Our non-GAAP financial measures may not correspond to non-GAAP financial measures that other companies report. The non-GAAP financial measures that we report should be considered as additional to, and not as substitutes for or superior to, revenue, operating income, cash flows, or other measures of financial performance prepared in accordance with U.S. GAAP or IFRS. The section above called “U.S. GAAP and Non-GAAP Financial Data (Condensed and Unaudited)” reconciles our non-GAAP financial measures to the corresponding U.S. GAAP measures. On page 48 and 49 of this Interim Report we show the reconciliation from these U.S. GAAP measures to the corresponding IFRS measures.
We believe that it is of interest to investors to receive certain supplemental historical and prospective non-GAAP financial information used by our management in running our business and making financial, strategic, and operational decisions — in addition to financial data prepared in accordance with U.S. GAAP or IFRS — to attain a more transparent understanding of our past performance and our future results. Beginning in 2008, we use these non-GAAP measures as defined below consistently in our planning, forecasting, reporting, compensation, and external communication. Specifically,
▪	Our management uses these non-GAAP numbers rather than U.S. GAAP numbers as the basis for financial, strategic, and operating decisions.

▪	The variable remuneration components of our board members and employees that are tied to our company’s growth and operating performance are based on SAP’s achievement of its targets for non-GAAP operating income, cash flow conversion ratio, and non-GAAP operating margin at constant currencies. These targets are monitored on a yearly basis and changed if necessary.

▪	The annual budgeting process involving all management units is based on non-GAAP revenues and non-GAAP operating income numbers rather than U.S. GAAP numbers.

▪	All monthly forecast and performance reviews with all senior managers globally are based on these non-GAAP measures rather than U.S. GAAP numbers.

▪	Both company-internal target setting and guidance provided to the capital markets are based on non-GAAP revenues and non-GAAP income measures rather than U.S. GAAP numbers.
We believe that our non-GAAP measures are useful to investors for the following reasons:
▪	The non-GAAP measures provide investors with insight into management’s decision making since management uses these non-GAAP measures to run our business and make financial, strategic, and operating decisions.

▪	The non-GAAP measures provide investors with additional information that enables a comparison of year-over-year operating performance by eliminating certain direct effects resulting from acquisitions.
Our non-GAAP financial measures reflect adjustments based on the following items, as well as the related income tax effects:
Non-GAAP Revenue
Revenues in this document identified as non-GAAP revenue have been adjusted from the respective U.S. GAAP and IFRS numbers by including the full amount of Business Objects support revenues that would have been reflected by Business Objects had it remained a standalone entity but which are not permitted to be reflected as revenues under U.S. GAAP and IFRS as a result of fair value accounting for Business Objects support contracts in effect at the time of the Business Objects acquisition.
Under U.S. GAAP and IFRS, we record at fair value the Business Objects support contracts in effect at the time of the acquisition of Business Objects. Consequently, our U.S. GAAP and IFRS support revenues, our U.S. GAAP and IFRS software and software-related service revenues, and our U.S. GAAP and IFRS total revenues for periods subsequent to the Business Objects acquisition do not reflect the full amount of support revenue that Business Objects would have recorded for these support contracts absent the acquisition by SAP. Adjusting revenue numbers for this one-time revenue impact provides additional insight into our ongoing performance. The support contracts are typically one-year contracts, and we expect customers will renew them, which would result in revenues from support fees. However, we cannot provide absolute assurance that these contracts will in fact be renewed.
Non-GAAP Operating Expense
We exclude acquisition-related charges, which are defined as follows:
▪	Amortization expense/impairment charges of intangibles acquired in business combinations and certain standalone acquisitions of intellectual property;

▪	Expense from purchased in-process research and development;

▪	Restructuring expenses and settlements of preexisting relationships as far as incurred in connection with a business combinations; and

▪	Acquisition-related third-party costs (since the mandatory adoption of SFAS 141R and the revision of IFRS 3) as of January 1, 2009, which requires expensing these costs. The previous version of SFAS 141 and IFRS 3 required capitalization.
Non-GAAP Operating Income, Non-GAAP Operating Margin, Non-GAAP Net Income, and Non-GAAP Earnings per Share
Operating income, operating margin, net income, and earnings per share in this document identified as non-GAAP operating income, non-GAAP operating margin, non-GAAP net income, and non-GAAP earnings per share have been adjusted from the

44     ADDITIONAL FINANCIAL INFORMATION
respective operating income, operating margin, net income, and earnings per share numbers as recorded under U.S. GAAP and IFRS (for IFRS it is in addition to the differences between U.S. GAAP and IFRS) by adjusting for the above-mentioned non-GAAP revenues and non-GAAP expenses.
We include these non-GAAP revenues and exclude these non-GAAP expenses for the purpose of calculating non-GAAP operating income, non-GAAP operating margin, non-GAAP net income, and non-GAAP earnings per share when evaluating the continuing operational performance of the Company because these expenses generally cannot be changed or influenced by management after the acquisition other than by disposing of the acquired assets. As management at levels below the Executive Board has no influence on these expenses, we generally do not consider these expenses for the purpose of evaluating the performance of management units. As we believe that our Company-wide performance measures need to be aligned with the measures generally applied by management at varying levels throughout the Company, we exclude these expenses when making decisions to allocate resources, both on a Company level and at lower levels of the organization. In addition, we use these non-GAAP measures to gain a better understanding of the Company’s comparative operating performance from period to period and as a basis for planning and forecasting future periods. Considering that management at all levels of the organization is heavily focused on our non-GAAP measures in our internal reporting and controlling, we believe that it is in the interest of our investors that they are provided with the same information.
We believe that our non-GAAP financial measures described above have limitations, which include but are not limited to the following:
▪	The eliminated amounts may be material to us.

▪	Without being analysed in conjunction with the corresponding U.S. GAAP or IFRS measures, the non-GAAP measures are not indicative of our present and future performance, foremost for the following reasons:
—	The additional insight into our potential future financial performance that our non-GAAP revenue numbers are intended to provide assumes that Business Objects customers renew their maintenance contracts. Projections of our future revenues made based on these numbers would be overstated if such maintenance renewals do not occur.

—	While our non-GAAP income numbers reflect the elimination of certain acquisition-related expenses, no eliminations are made for the additional revenues that result from the acquisitions.

—	The acquisition-related one-time charges that we eliminate in deriving our non-GAAP income numbers are likely to recur should SAP enter into material business combinations in the future.

—	The acquisition-related amortization expense that we eliminate in deriving our non-GAAP income numbers are recurring expenses that will impact our financial performance in future years.

—	While our non-GAAP revenue numbers are adjusted for a one-time impact only, our non-GAAP expenses are adjusted for both one-time and recurring items. Additionally, the revenue adjustment for the fair value accounting for Business Objects support contracts and the expense adjustment for one-time and recurring acquisition-related charges do not arise from a common conceptual basis as the revenue adjustment aims to improve the comparability of the initial post-acquisition period with future post-acquisition periods while the expense adjustment aims to improve the comparability between post-acquisition periods and pre-acquisition periods. This should particularly be considered when evaluating our non-GAAP operating income and non-GAAP operating margin numbers as these combine our non-GAAP revenues and non-GAAP expenses despite the absence of a common conceptual basis.
We believe, however, that the presentation of the non-GAAP measures in conjunction with the corresponding IFRS or U.S. GAAP measures provide useful information to management and investors regarding present and future business trends relating to our financial condition and results of operations. We therefore do not evaluate our growth and performance without considering both non-GAAP measures and U.S. GAAP or IFRS measures. We caution the readers of this document to follow a similar approach by considering our non-GAAP measures only in addition to, and not as a substitute for or superior to, revenues or other measures of our financial performance prepared in accordance with U.S. GAAP or IFRS.
Free Cash Flow
We believe that free cash flow is a widely accepted supplemental measure of liquidity. Free cash flow measures a company’s cash flow remaining after all expenditures required to maintain or expand the business have been paid off. We calculate free cash flow as operating cash flow from continuing operations minus additions to long-lived assets and to intangibles, excluding additions from acquisitions. Free cash flow should be considered in addition to, and not as a substitute for or superior to, cash flow or other measures of liquidity and financial performance prepared in accordance with U.S. GAAP or IFRS.
Constant Currency Period-Over-Period Changes
We believe it is important for investors to have information that provides insight into our sales. Revenue measures determined under U.S. GAAP or IFRS provide information that is useful in this regard. However, both sales volume and currency effects impact period-over-period changes in sales revenue. We do not sell standardized units of products and services, so we cannot provide relevant information on sales volume by providing data on the changes in product and service units sold. To provide additional information that may be useful to investors in breaking down and evaluating changes in sales volume, we present information about our revenue and various values and components relating to operating income that are adjusted for foreign currency effects. We calculate constant currency year-over-year changes in revenue and operating income by translating foreign currencies using the average exchange rates from the previous (comparator) year instead of the report year.
We believe that data on constant currency period-over-period changes has limitations, particularly as the currency effects that are eliminated constitute a significant element of our revenues

ADDITIONAL FINANCIAL INFORMATION     45
and expenses and may severely impact our performance. We therefore limit our use of constant currency period-over-period changes to the analysis of changes in volume as one element of the full change in a financial measure. We do not evaluate our results and performance without considering both constant currency period-over-period changes on the one hand and changes in revenues, expenses, income, or other measures of financial performance prepared in accordance with U.S. GAAP or IFRS on the other. We caution the readers of this document to follow a similar approach by considering data on constant currency period-over-period changes only in addition to, and not as a substitute for or superior to, changes in revenues, expenses, income, or other measures of financial performance prepared in accordance with U.S. GAAP or IFRS.
U.S. Dollar-Based Non-GAAP Revenue Measures
Substantially, all of our major competitors report their financial performance in U.S. dollars. Thus changes in exchange rates, particularly in the U.S. dollar to euro rates, affect the financial statements of our competitors differently than our euro-based financial statements. We therefore believe that U.S. dollar-based revenues for SAP provide investors with useful additional information that enables them to better compare SAP’s revenue growth with SAP’s competitors’ revenue growth irrespective of movements in exchange rates. Our U.S. dollar non-GAAP revenues are determined as if SAP’s reporting currency were the U.S. dollar. In fact, the reporting currency of our U.S. GAAP and IFRS consolidated financial statements as filed in Germany and in the United States with the U.S. Securities and Exchange Commission is the euro. Additionally, our U.S. dollar non-GAAP revenue numbers have been adjusted from the respective U.S. GAAP and IFRS revenues by the same support revenue fair value adjustment as our non-GAAP revenues explained above.
SAP’s management uses our U.S. dollar non-GAAP revenues to gain a better understanding of SAP’s operating results compared to SAP’s major competitors.
We believe that our U.S. dollar non-GAAP revenues have limitations, particularly because the impact of currency exchange rate fluctuations and the eliminated amounts may be material to us. We therefore do not evaluate our growth and performance without considering both non-GAAP revenues and euro-based U.S. GAAP and IFRS revenues. We caution the readers of this document to follow a similar approach by considering our U.S. dollar non-GAAP revenues only in addition to, and not as a substitute for or superior to, revenues or other measures of our financial performance prepared in accordance with U.S. GAAP and IFRS and reported in euro.
Explanations of Non-IFRS Measures
Since 2007, we have been required by German and European law to prepare consolidated financial statements in accordance with IFRS. We have not, however, discontinued preparing financial statements under U.S. GAAP but have prepared consolidated financial statements under both U.S. GAAP and IFRS.
We plan to fully migrate to IFRS and discontinue the preparation of U.S. GAAP financial information with effect from the end of 2009. During 2009, we plan to continue to report our financial information according to both IFRS and U.S. GAAP. Our press release for Q4/2009 will be the last document in which we will provide U.S. GAAP financial information. In our annual report as well as our annual report on Form 20-F for fiscal year 2009 and all quarterly and annual reports thereafter, we plan to include only IFRS financial statements, and we plan to base our business outlook for 2010 and years thereafter on non-IFRS numbers derived from IFRS numbers. Concurrently with this change in our external financial communication, we will modify our internal management reporting, planning and forecasting, and variable compensation plans to align to the non-IFRS numbers we provide in our external communication.
To give our investors an insight into what our migration from U.S. GAAP/non-GAAP to IFRS/non-IFRS will mean for SAP’s key performance measures, the section titled “Significant differences between IFRS and U.S. GAAP and their effect on SAP’s financial statements for the first nine months 2009” shows a reconciliation from our U.S. GAAP and non-GAAP numbers to their most comparable IFRS and non-IFRS numbers. Note: Our non-GAAP and non-IFRS numbers are not prepared under a comprehensive set of accounting rules or principles. For more information on our non-GAAP measures, which also applies to our non-IFRS numbers subject to the additional explanations below, see the explanations of Non-GAAP measures above.
Our non-GAAP measures and our non-IFRS measures have been adjusted from the respective U.S. GAAP and IFRS numbers by:
▪	Including the full amount of Business Objects support revenue that Business Objects would have recognized had it remained a standalone entity but that we are not permitted to recognize as revenue under U.S. GAAP and IFRS as a result of fair value accounting for Business Objects support contracts in effect at the time of the Business Objects acquisition; and

▪	Excluding acquisition-related charges.
However, the adjustment amounts for acquisition-related charges differ between our non-GAAP measures and our non-IFRS measures, due to differences between U.S. GAAP and IFRS. Specifically:
▪	For acquisitions taking place up to the end of 2008, U.S. GAAP required that certain acquisition-related restructuring costs were accounted for as liabilities assumed in a business combination under U.S. GAAP while being charged to expense under IFRS. Consequently, these costs are eliminated only in our non-IFRS numbers.

▪	For acquisitions taking place up to the end of 2008, purchased in-process research and development was charged to expense immediately under U.S. GAAP while being capitalized and amortized over the expected life under IFRS. Consequently, the immediate charge to expense is only eliminated in our non-GAAP measures while the amortization is only eliminated in our non-IFRS measures.
After the application of SFAS 141R and the revision to IFRS 3, the accounting has been aligned under both U.S. GAAP and IFRS. Therefore, we do not expect material differences in acquisition-related restructuring costs and purchased in-process research and development going forward.
Additionally, our non-IFRS measures have been adjusted from the respective IFRS numbers for the results from our discontinued Tomorrow Now operations. Under U.S. GAAP, we present the results of operations of the Tomorrow Now entities as discontinued operations. Under IFRS, results of discontinued operations may only be presented as discontinued operations if a

46     ADDITIONAL FINANCIAL INFORMATION
separate major line of business or geographical area of operations is discontinued. Our TomorrowNow operations were not a separate major line of business and thus did not qualify for separate presentation under IFRS. We believe that this additional adjustment is useful to investors for the following reasons:
▪	Despite the migration from U.S. GAAP to IFRS, SAP will continue to view the TomorrowNow operations as discontinued operations and thus will continue to exclude potential future TomorrowNow results from its internal management reporting, planning, forecasting, and compensation plans. Therefore, adjusting our non-IFRS measures for the results of the discontinued TomorrowNow operations provides insight into the financial measures that SAP will use internally once SAP has fully migrated to IFRS.

▪	By adjusting the non-IFRS numbers for the results from our discontinued TomorrowNow operations, the non-IFRS number is more comparable to the non-GAAP measures that SAP uses currently, which makes SAP’s performance measures before and after the full IFRS migration easier to compare.

ADDITIONAL FINANCIAL INFORMATION     47
SIGNIFICANT DIFFERENCES BETWEEN IFRS AND U.S. GAAP AND THEIR EFFECT ON SAP’S FINANCIAL STATEMENTS FOR THE FIRST NINE MONTHS 2009
SAP prepares financial statements in accordance with the accounting principles generally accepted in the United States of America (U.S. GAAP) and the International Financial Reporting Standards (IFRS). In our financial statements, we have exercised discretions available to issuers in ways that maximize the consistency between our U.S. GAAP and IFRS numbers and avoid many of the differences between the two sets of standards. For example, our revenue recognition was nearly the same under U.S. GAAP and IFRS with only a slightly different revenue figure in 2008, which was the result of the different disclosure requirements for our discontinued operation Tomorrow Now. However, some requirements for reporting under U.S. GAAP and IFRS are irreconcilably different, leading to unavoidable differences in numbers or presentation. The aspects where we were unable to avoid differences are:
Acquisition-Related Restructuring Expenses
For acquisitions taking place up to the end of 2008, U.S. GAAP required, in certain circumstances, that restructuring expenses incurred in connection with a business combination were shown as an assumed liability and therefore did normally not affect income. However, this restructuring expense must be shown as a current expense under IFRS. In the first nine months of 2009, our restructuring expenses (including, among others, adjustments to the carrying amounts of fixed assets) resulted in €5 million more operating expense under IFRS than under U.S. GAAP (2008: €27 million). With the new standards for business combinations of IFRS and U.S. GAAP (SFAS 141R and IFRS 3 revised), the accounting has been aligned under both U.S. GAAP and IFRS. Therefore, we do not expect material differences going forward.
Restructuring Expenses
Under both IFRS and U.S. GAAP we recognized provisions for the planned reduction of workforce. In certain scenarios, restructuring obligations including provisions for severance payments and for unused lease space are recognized earlier under IFRS than under U.S. GAAP. As a result of this difference, we included a higher expense of €1 million in our IFRS financial statements for the first nine months of 2009 (2008: €0 million).
Acquired In-Process Research And Development
For acquisitions taking place up to the end of 2008, under U.S. GAAP, all in-process research and development acquired in connection with a business combination must be amortized immediately. Under IFRS, if certain criteria are met, it must be shown as an asset and, once completed and ready for market, amortized over its normal useful life. In the first nine months of 2009, this resulted in €2 million higher operating expenses under IFRS than under U.S. GAAP (2008: €11 million less operating expenses under IFRS). With the new standards for business combinations of IFRS and U.S. GAAP (SFAS 141R and IFRS 3 revised), the accounting has been aligned under both U.S. GAAP and IFRS. Therefore, we do not expect material differences going forward.
Discontinued Operations
Our U.S. GAAP income statement shows the revenue and income of our Tomorrow Now subsidiary’s activities separately because we discontinued its operation. IFRS does not allow us to show them separately because Tomorrow Now was not a material operation. However, this did not result in differences in revenues between U.S. GAAP and IFRS in the first nine months of 2009, as the operations of Tomorrow Now were wound down in the fourth quarter of 2008. In the first nine months of 2008, this led to our only difference between our disclosures of revenue under U.S. GAAP and IFRS: whereas we included Tomorrow Now revenue of €9 million in our IFRS income statement for the first nine months of 2008, we disclosed it as income from discontinued operations in our corresponding U.S. GAAP income statement. Similarly, in our U.S. GAAP income statement we do not include €23 million (2008: €47 million) expenses relating to discontinued operations as operating expenses but as income from discontinued operations. Consequently, these expenses affect our IFRS operating profit but not our U.S. GAAP operating income.
Provisions For Litigation Costs
The accounting requirements regarding provisions are different under IFRS compared to U.S. GAAP. Particularly, the probability threshold for recording provisions is lower under IFRS than under U.S. GAAP and the measurement differs in certain scenarios. Consequently, provisions (e.g. for litigations) may be recorded earlier or at a higher amount under IFRS compared to U.S. GAAP. In addition, under IFRS litigation provisions include attorney’s fees and other legal costs whereas under U.S. GAAP we record these expenses when incurred. As a result of this difference, we include a lower expense of €12 million in our IFRS financial statements for the first nine months of 2009 (2008: higher expenses under IFRS of €21 million).
Deferred Taxes
Where differences between our IFRS financial statements and our U.S. GAAP financial statements arise out of tax-relevant transactions that result in temporary differences between the financial statements and our tax accounts, they also result in differences in the deferred tax in our IFRS financial statements and our U.S. GAAP financial statements.

48     ADDITIONAL FINANCIAL INFORMATION
RECONCILIATION OF KEY FINANCIALS OF THE CONSOLIDATED STATEMENTS OF INCOME
THIRD QUARTER ENDED SEPTEMBER 30, (IFRS AND U.S. GAAP)

	2009			2008			Change in %
		IFRS vs.			IFRS vs.
		U.S. GAAP			U.S. GAAP
€ millions, unless otherwise stated	IFRS	Difference	U.S. GAAP	IFRS	Difference	U.S. GAAP	IFRS	U.S. GAAP
Software revenue	525	0	525	764	-1	763	-31	-31
Support revenue	1,333	0	1,333	1,169	-2	1,167	14	14
Subscription and other software-related service revenue	79	0	79	63	1	64	25	23
Software and software-related service revenue	1,937	0	1,937	1,996	-2	1,994	-3	-3
Consulting revenue	484	0	484	618	-1	617	-22	-22
Training revenue	60	0	60	104	1	105	-42	-43
Other service revenue	20	0	20	26	0	26	-23	-23
Professional services and other service revenue	564	0	564	748	0	748	-25	-25
Other revenue	7	0	7	19	0	19	-63	-63
Total revenue	2,508	0	2,508	2,763	-2	2,761	-9	-9
Cost of software and software-related services	-414	2	-412	-393	12	-381	5	8
Cost of professional services and other services	-436	0	-436	-582	-1	-583	-25	-25
Research and development	-382	1	-381	-397	-1	-398	-4	-4
Sales and marketing	-515	0	-515	-635	1	-634	-19	-19
General and administration	-133	-3	-136	-157	1	-156	-15	-13
Restructuring	-10	-11	-21	-14	14	0	-29	N/A
Other operating income/expense, net	1	-2	-1	5	0	5	-80	< -100
Total operating expenses	-1,889	-12	-1,902	-2,173	26	-2,147	-13	-11
Operating income	619	-12	606	590	24	614	5	-1
Other non-operating income/expense, net	-39	-2	-41	1	6	7	< -100	< -100
Financial income/expense, net	-18	5	-13	-19	0	-19	-5	-32
Income from continuing operations before income taxes	562	-10	552	572	30	602	-2	-8
Income taxes	-115	-1	-116	-187	-5	-192	-39	-40
Income from continuing operations	447	-11	436	385	25	410	16	6
Loss from discontinued operations, net of tax	0	-1	-1	0	-21	-21	0	-95
Net income	447	-12	435	385	4	389	16	12
- profit attributable to noncontrolling interests	0	0	0	0	1	1	0	-100
- profit attributable to shareholders of SAP AG	447	-12	435	385	3	388	16	12
Earnings per share (EPS)
EPS from continuing operations — basic in	€0.38		0.37	0.32		0.35	19	6
EPS from continuing operations — diluted in	€0.38		0.37	0.32		0.34	19	9
EPS attributable to shareholders of SAP AG — basic in	€0.38		0.37	0.32		0.33	19	12
EPS attributable to shareholders of SAP AG — diluted in	€0.38		0.37	0.32		0.33	19	12
Weighted average number of shares in millions — basic	1,188		1,188	1,188		1,188
Weighted average number of shares in millions — diluted	1,189		1,189	1,190		1,190
Key ratios
Operating margin in %	24.7		24.2	21.4		22.2	3.3pp	2.0pp
Effective tax rate from continuing operations in %	20.5		21.0	32.7		31.9

ADDITIONAL FINANCIAL INFORMATION     49
RECONCILIATION OF KEY FINANCIALS OF THE CONSOLIDATED STATEMENTS OF INCOME
NINE MONTHS ENDED SEPTEMBER 30, (IFRS AND U.S. GAAP)

	2009			2008			Change in %
		IFRS vs.			IFRS vs.
		U.S. GAAP			U.S. GAAP
€ millions, unless otherwise stated	IFRS	Difference	U.S. GAAP	IFRS	Difference	U.S. GAAP	IFRS	U.S. GAAP
Software revenue	1,487	0	1,487	2,284	-1	2,283	-35	-35
Support revenue	3,922	0	3,922	3,332	-8	3,324	18	18
Subscription and other software-related service revenue	223	0	223	184	0	184	21	21
Software and software-related service revenue	5,632	0	5,632	5,800	-9	5,791	-3	-3
Consulting revenue	1,554	0	1,554	1,833	-1	1,832	-15	-15
Training revenue	202	0	202	322	1	323	-37	-37
Other service revenue	67	0	67	77	0	77	-13	-13
Professional services and other service revenue	1,823	0	1,823	2,232	0	2,232	-18	-18
Other revenue	27	0	27	55	1	56	-51	-52
Total revenue	7,482	0	7,482	8,087	-9	8,079	-7	-7
Cost of software and software-related services	-1,200	8	-1,192	-1,223	57	-1,166	-2	2
Cost of professional services and other services	-1,423	0	-1,423	-1,730	-1	-1,731	-18	-18
Research and development	-1,120	2	-1,118	-1,221	-15	-1,236	-8	-10
Sales and marketing	-1,590	1	-1,589	-1,914	2	-1,912	-17	-17
General and administration	-395	2	-393	-478	1	-477	-17	-18
Restructuring	-193	7	-186	-27	27	0	> 100	N/A
Other operating income/expense, net	6	-1	5	4	5	9	50	-44
Total operating expenses	-5,915	20	-5,896	-6,589	76	-6,513	-10	-9
Operating income	1,567	20	1,586	1,498	68	1,566	5	1
Other non-operating income/expense, net	-62	-1	-63	19	6	25	< -100	< -100
Financial income/expense, net	-60	7	-53	-34	0	-34	76	56
Income from continuing operations before income taxes	1,445	25	1,470	1,483	74	1,557	-3	-6
Income taxes	-376	-17	-393	-468	-21	-489	-20	-20
Income from continuing operations	1,069	8	1,077	1,015	53	1,068	5	1
Loss from discontinued operations, net of tax	0	-15	-15	0	-29	-29	0	-48
Net income	1,069	-7	1,062	1,015	24	1,039	5	2
- profit attributable to noncontrolling interests	1	0	1	1	0	1	0	0
- profit attributable to shareholders of SAP AG	1,068	-7	1,061	1,014	24	1,038	5	2
Earnings per share (EPS)
EPS from continuing operations — basic in	€0.90		0.91	0.85		0.90	6	1
EPS from continuing operations — diluted in	€0.90		0.91	0.85		0.89	6	2
EPS attributable to shareholders of SAP AG — basic in	€0.90		0.89	0.85		0.87	6	2
EPS attributable to shareholders of SAP AG -diluted in	€0.90		0.89	0.85		0.87	6	2
Weighted average number of shares in millions — basic	1,188		1,188	1,192		1,192
Weighted average number of shares in millions — diluted	1,189		1,189	1,193		1,193
Key ratios
Operating margin in %	20.9		21.2	18.5		19.4	2.4pp	1.8pp
Effective tax rate from continuing operations in %	26.0		26.7	31.6		31.4

50     ADDITIONAL FINANCIAL INFORMATION
REVENUE BY REGION THIRD QUARTER ENDED SEPTEMBER 30
(IFRS and U.S. GAAP)

	2009			2008			Change in %
		IFRS vs.			IFRS vs.
		U.S. AAP			U.S. AAP
€ millions	IFRS	Difference	U.S. AAP	IFRS	Difference	U.S. AAP	IFRS	U.S. AAP
Software revenue by region*
EMEA	254	0	254	344	0	344	-26	-26
Americas	180	0	180	280	0	280	-36	-36
Asia Pacific Japan	91	0	91	139	0	139	-35	-35
Software revenue	525	0	525	764	-1	763	-31	-31
Software and software-related service revenue by region*
Germany	342	0	342	393	0	393	-13	-13
Rest of EMEA	695	0	695	658	0	658	6	6
Total EMEA	1,037	0	1,037	1,051	0	1,051	-1	-1
United States	476	0	476	488	-2	486	-2	-2
Rest of Americas	167	0	167	178	0	178	-6	-6
Total Americas	643	0	643	666	-2	664	-3	-3
Japan	89	0	89	98	0	98	-9	-9
Rest of Asia Pacific Japan	168	0	168	180	1	181	-7	-7
Total Asia Pacific Japan	257	0	257	279	0	279	-8	-8
Software and software-related service revenue	1,937	0	1,937	1,996	-2	1,994	-3	-3
Total revenue by region*
Germany	481	0	481	569	0	569	-15	-15
Rest of EMEA	858	0	858	875	0	875	-2	-2
Total EMEA	1,339	0	1,339	1,444	0	1,444	-7	-7
United States	628	0	628	717	0	717	-12	-12
Rest of Americas	222	0	222	238	-1	237	-7	-6
Total Americas	850	0	850	955	-1	954	-11	-11
Japan	102	0	102	120	0	120	-15	-15
Rest of Asia Pacific Japan	216	0	216	243	0	243	-11	-11
Total Asia Pacific Japan	319	0	319	364	-1	363	-12	-12
Total revenue	2,508	0	2,508	2,763	-2	2,761	-9	-9

* based on customer location

ADDITIONAL FINANCIAL INFORMATION     51
REVENUE BY REGION NINE MONTHS ENDED SEPTEMBER 30
(IFRS and U.S. GAAP)

	2009			2008			Change in %
		IFRS vs.			IFRS vs.
		U.S. GAAP			U.S. GAAP
€ millions	IFRS	Difference	U.S. GAAP	IFRS	Difference	U.S. GAAP	IFRS	U.S. GAAP
Software revenue by region*
EMEA	726	0	726	1,080	0	1,080	-33	-33
Americas	496	0	496	803	0	803	-38	-38
Asia Pacific Japan	265	0	265	401	-1	400	-34	-34
Software revenue	1,487	0	1,487	2,284	-1	2,283	-35	-35
Software and software-related service revenue by region*
Germany	948	0	948	1,048	0	1,048	-10	-10
Rest of EMEA	2,002	0	2,002	2,033	-1	2,032	-2	-1
Total EMEA	2,950	0	2,950	3,081	-1	3,080	-4	-4
United States	1,417	0	1,417	1,378	-7	1,371	3	3
Rest of Americas	479	0	479	519	-1	518	-8	-8
Total Americas	1,896	0	1,896	1,896	-7	1,889	0	0
Japan	292	0	292	273	0	273	7	7
Rest of Asia Pacific Japan	494	0	494	549	0	549	-10	-10
Total Asia Pacific Japan	786	0	786	822	0	822	-4	-4
Software and software-related service revenue	5,632	0	5,632	5,800	-9	5,791	-3	-3
Total revenue by region*
Germany	1,376	0	1,376	1,546	0	1,546	-11	-11
Rest of EMEA	2,531	0	2,531	2,722	-1	2,721	-7	-7
Total EMEA	3,907	0	3,907	4,268	-1	4,267	-8	-8
United States	1,941	0	1,941	2,061	-6	2,055	-6	-6
Rest of Americas	647	0	647	689	-1	688	-6	-6
Total Americas	2,588	0	2,588	2,750	-7	2,743	-6	-6
Japan	348	0	348	347	0	347	0	0
Rest of Asia Pacific Japan	639	0	639	722	0	722	-11	-11
Total Asia Pacific Japan	987	0	987	1,069	0	1,069	-8	-8
Total revenue	7,482	0	7,482	8,087	-9	8,079	-7	-7

* based on customer location

52     ADDITIONAL FINANCIAL INFORMATION
RECONCILIATION FROM U.S. GAAP AND NON-GAAP TO IFRS AND NON-IFRS NUMBERS
THIRD QUARTER ENDED SEPTEMBER 30

	2009			2008			Change in %
		IFRS vs.			IFRS vs.
		U.S. GAAP			U.S. GAAP
€ millions, unless otherwise stated	U.S. GAAP	Diff.	IFRS	U.S. GAAP	Diff.	IFRS	U.S. GAAP	IFRS
Non-GAAP / Non-IFRS Revenue
U.S. GAAP / IFRS software and software- related service revenue	1,937	0	1,937	1,994	2	1,996	-3	-3
Discontinued operations	0	0	0	0	-2	-2
Deferred revenue write-down	0	0	0	41	0	41
Non-GAAP / Non-IFRS software and software- related service revenue	1,937	0	1,937	2,035	0	2,035	-5	-5
U.S. GAAP / IFRS total revenue	2,508	0	2,508	2,761	2	2,763	-9	-9
Discontinued operations	0	0	0	0	-2	-2
Deferred revenue write-down	0	0	0	41	0	41
Non-GAAP / Non-IFRS total revenue	2,508	0	2,508	2,802	0	2,802	-10	-10

Non-GAAP / Non-IFRS Operating Income
U.S. GAAP / IFRS operating income	606	12	619	614	-24	590	-1	5
Discontinued operations	0	2	2	0	20	20
Deferred revenue write-down	0	0	0	41	0	41
Acquisition-related charges	67	-1	66	76	11	87
Non-GAAP / Non-IFRS operating income	674	13	687	731	7	738	-8	-7

Non-GAAP / Non-IFRS Operating Margin
U.S. GAAP / IFRS operating margin in %	24.2		24.7	22.2		21.4	2.0 pp	3.3 pp
Non-GAAP / Non-IFRS operating margin in %	26.9		27.4	26.1		26.3	0.8 pp	1.1 pp

ADDITIONAL FINANCIAL INFORMATION     53
RECONCILIATION FROM U.S. GAAP AND NON - GAAP TO IFRS AND NON - IFRS NUMBERS
NINE MONTHS ENDED SEPTEMBER 30

	2009			2008			Change in %
		IFRS vs.			IFRS vs.
		U.S. GAAP			U.S. GAAP
€ millions, unless otherwise stated	U.S. GAAP	Diff.	IFRS	U.S. GAAP	Diff.	IFRS	U.S. GAAP	IFRS
Non-GAAP / Non-IFRS Revenue
U.S. GAAP / IFRS software and software- related service revenue	5,632	0	5,632	5,791	9	5,800	-3	-3
Discontinued operations	0	0	0	0	-9	-9
Deferred revenue write-down	11	0	11	140	0	140
Non-GAAP / Non-IFRS software and software- related service revenue	5,643	0	5,643	5,931	0	5,931	-5	-5
U.S. GAAP / IFRS total revenue	7,482	0	7,482	8,079	9	8,087	-7	-7
Discontinued operations	0	0	0	0	-9	-9
Deferred revenue write-down	11	0	11	140	0	140
Non-GAAP / Non-IFRS total revenue	7,493	0	7,493	8,219	0	8,219	-9	-9

Non-GAAP / Non-IFRS Operating Income
U.S. GAAP / IFRS operating income	1,586	-20	1,567	1,566	-68	1,498	1	5
Discontinued operations	0	8	8	0	53	53
Deferred revenue write-down	11	0	11	140	0	140
Acquisition-related charges	200	7	207	225	16	241
Non-GAAP / Non-IFRS operating income	1,798	-6	1,792	1,931	1	1,932	-7	-7

Non-GAAP / Non-IFRS Operating Margin
U.S. GAAP / IFRS operating margin in %	21.2		20.9	19.4		18.5	1.8 pp	2.4 pp
Non-GAAP / Non-IFRS operating margin in %	24.0		23.9	23.5		23.5	0.5 pp	0.4 pp

54     Additional Information
ADDITIONAL INFORMATION
FINANCIAL CALENDAR
January 27, 2010
Fourth quarter and full year 2009,
preliminary earnings release, analyst conference
April 28, 2010
First quarter 2010,
preliminary earnings release, telephone conference
June 8, 2010
Annual General Meeting of Shareholders,
Mannheim, Germany
July 27, 2010

Second quarter 2010, preliminary earnings release, telephone conference
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